UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

(A free translation of the original in Portuguese)

Telefônica Brasil S.A.

Quarterly Information (ITR)

at March 31, 2017

and report on review of quarterly information

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Telefônica Brasil S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2017, comprising the balance sheet at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the Quarterly Information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the Quarterly Information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2017. These statements are the responsibility of the Company's management and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of prior-year information

The Quarterly Information Form (ITR) mentioned in the first paragraph includes accounting information, presented for comparison purposes, related to the statements of income, changes in equity, cash flow and value added for the quarter ended March 31, 2016, obtained from the Quarterly Information Form (ITR) for that quarter, and also to the balance sheet as at December 31, 2016, obtained from the financial statements at December 31, 2016. The review of the Quarterly Information (ITR) for the quarter ended March 31, 2016 and the audit of the financial statements for the year ended December 31, 2016 were conducted by other independent auditors, whose unqualified review and audit reports were dated April 25, 2016 and February 17, 2017, respectively.

São Paulo, May 9, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Estela Maris Vieira de Souza

Contadora CRC 1RS046957/O-3 "S" SP

TELEFÔNICA BRASIL S.A.
Balance Sheets
At March 31, 2017 and December 31, 2016
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	03.31.17	12.31.16	03.31.17	12.31.16	LIABILITIES AND EQUITY	Note	03.31.17	12.31.16	03.31.17	12.31.16

Current assets		18,962,757	17,482,265	20,017,177	18,398,995	Current liabilities		18,704,777	20,280,286	18,862,514	20,438,575
Cash and cash equivalents	3	5,543,344	4,675,627	6,285,004	5,105,110	Personnel, social charges and benefits	13	602,270	746,798	613,962	760,643
Trade accounts receivable, net	4	8,249,786	8,282,685	8,524,033	8,701,688	Trade accounts payable	14	6,788,816	7,539,395	6,849,055	7,611,246
Inventories, net	5	359,671	368,151	397,539	410,413	Taxes, charges and contributions	15	1,658,707	1,698,334	1,737,474	1,770,731
Taxes recoverable	6.a	2,860,862	2,952,622	2,906,313	3,027,230	Dividends and interest on equity	16	2,579,804	2,195,031	2,579,804	2,195,031
Judicial deposits and garnishments	7	321,598	302,349	321,672	302,424	Provisions	17	1,276,660	1,183,623	1,276,660	1,183,623
Prepaid expenses	8	1,160,921	336,508	1,171,165	343,092	Deferred revenue	18	396,525	428,488	397,772	429,853
Derivative financial instruments	30	75,918	68,943	75,918	68,943	Loans and financing	19	2,330,372	2,542,975	2,330,372	2,542,975
Other assets	9	390,657	495,380	335,533	440,095	Debentures	19	2,124,713	2,120,504	2,124,713	2,120,504
						Derivative financial instruments	30	220,043	183,212	220,043	183,212
Non-current assets		84,208,779	84,475,240	83,338,047	83,667,264	Other liabilities	20	726,867	1,641,926	732,659	1,640,757
Short-term investments pledged as collateral		82,246	78,153	82,268	78,166
Trade accounts receivable, net	4	185,516	200,537	283,506	305,411	Non-current liabilities		14,685,300	12,432,800	14,711,251	12,383,265
Taxes recoverable	6.a	489,892	474,240	494,493	476,844	Personnel, social charges and benefits	13	14,256	11,016	14,256	11,016
Deferred taxes	6.b	-	-	133,438	27,497	Trade accounts payable	14	72,231	71,907	72,231	71,907
Judicial deposits and garnishments	7	6,205,430	5,974,733	6,281,188	6,049,142	Taxes, charges and contributions	15	20,213	20,996	46,291	49,131
Prepaid expenses	8	30,850	35,340	31,721	36,430	Deferred taxes	6.b	249,787	88,695	249,787	-
Derivative financial instruments	30	124,121	144,050	124,121	144,050	Provisions	17	6,889,446	6,591,493	6,926,839	6,625,638
Other assets	9	63,686	53,363	66,487	55,565	Deferred revenue	18	473,665	511,786	473,665	511,786
Investments	10	1,568,427	1,407,155	85,964	85,745	Loans and financing	19	2,935,137	3,126,792	2,935,137	3,126,792
Property, plant and equipment, net	11	31,590,326	31,837,549	31,673,365	31,924,918	Debentures	19	3,432,646	1,433,803	3,432,646	1,433,803
Intangible assets, net	12	43,868,285	44,270,120	44,081,496	44,483,496	Derivative financial instruments	30	2,312	1,404	2,312	1,404
						Other liabilities	20	595,607	574,908	558,087	551,788

						Equity		69,781,459	69,244,419	69,781,459	69,244,419
						Capital	21	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	21	1,272,581	1,272,581	1,272,581	1,272,581
						Income reserves	21	2,477,632	2,474,974	2,477,632	2,474,974
						Other comprehensive income	21	14,764	11,461	14,764	11,461
						Retained earnings	21	531,079	-	531,079	-
						Additional proposed dividends	21	1,913,987	1,913,987	1,913,987	1,913,987

TOTAL ASSETS		103,171,536	101,957,505	103,355,224	102,066,259	TOTAL LIABILITIES AND EQUITY		103,171,536	101,957,505	103,355,224	102,066,259

TELEFÔNICA BRASIL S.A.
Income Statements
Three-month periods ended March 31, 2017 and 2016
(In thousands of reais, except earnings per share)

		Company		Consolidated
	Note	1st quarter of 2017	1st quarter of 2016	1st quarter of 2017	1st quarter of 2016

Net operating revenue	22	10,079,646	8,358,113	10,590,150	10,431,396

Cost of sales and services	23	(4,779,398)	(4,157,251)	(5,058,431)	(5,356,642)

Gross profit		5,300,248	4,200,862	5,531,719	5,074,754

Operating income (expenses)		(3,952,839)	(2,724,707)	(3,961,437)	(3,199,521)
Selling expenses	23	(3,155,988)	(2,582,360)	(3,182,138)	(2,985,529)
General and administrative expenses	23	(616,230)	(538,651)	(612,001)	(615,087)
Other operating income	24	114,191	632,672	115,625	664,297
Other operating expenses	24	(294,812)	(236,368)	(282,923)	(263,202)

Operating income		1,347,409	1,476,155	1,570,282	1,875,233

Financial income	25	525,624	747,601	553,914	798,200
Financial expenses	25	(839,254)	(1,044,048)	(844,286)	(1,114,993)
Equity pickup	10	161,858	256,011	805	248

Income before taxes		1,195,637	1,435,719	1,280,715	1,558,688

Income and social contribution taxes	26	(199,440)	(217,489)	(284,518)	(340,458)

Net income for the period		996,197	1,218,230	996,197	1,218,230

Basic and diluted earnings per common share (in R$)	21	0.55	0.68
Basic and diluted earnings per preferred share (in R$)	21	0.61	0.74

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Three-month periods ended March 31, 2017 and 2016
(In thousands of reais)
			Capital reserves		Income reserves
	Capital	Premium on acquisition of interest	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income	Total equity

Balances at December 31, 2015	63,571,416	(75,388)	1,435,757	(87,805)	1,703,643	6,928	700,000	-	1,287,223	25,468	68,567,242
Prescribed equity instruments	-	-	-	-	-	-	-	66,060	-	-	66,060
DIPJ adjustment - Tax incentives	-	-	-	-	-	2,354	-	(2,354)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	(19,824)	(19,824)
Net income for the year	-	-	-	-	-	-	-	1,218,230	-	-	1,218,230
Interim interest on equity	-	-	-	-	-	-	-	(537,000)	-	-	(537,000)

Balances at March 31, 2016	63,571,416	(75,388)	1,435,757	(87,805)	1,703,643	9,282	700,000	744,936	1,287,223	5,644	69,294,708
Payment of additional dividend for 2015	-	-	-	-	-	-	-	-	(1,287,223)	-	(1,287,223)
Prescribed equity instruments	-	-	-	-	-	-	-	155,499	-	-	155,499
Reclassification of premium on acquisition of equity interest by TData	-	75,388	(75,388)	-	-	-	-	-	-	-	-
Preferred shares given referring to the judicial process of expansion plan	-	-	2	15	-	-	-	-	-	-	17
DIPJ adjustment - Tax incentives	-	-	-	-	-	7,787	-	(7,787)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(156,266)	-	5,817	(150,449)
Net income for the year	-	-	-	-	-	-	-	2,867,012	-	-	2,867,012
Allocation of income:
Legal reserve	-	-	-	-	204,262	-	-	(204,262)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,635,145)	-	-	(1,635,145)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(700,000)	700,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	550,000	(550,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(1,913,987)	1,913,987	-	-

Balances at December 31, 2016	63,571,416	-	1,360,371	(87,790)	1,907,905	17,069	550,000	-	1,913,987	11,461	69,244,419
Prescribed equity instruments	-	-	-	-	-	-	-	67,540	-	-	67,540
DIPJ adjustment - Tax incentives	-	-	-	-	-	2,658	-	(2,658)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	3,303	3,303
Net income for the year	-	-	-	-	-	-	-	996,197	-	-	996,197
Interim interest on equity	-	-	-	-	-	-	-	(530,000)	-	-	(530,000)

Balances at March 31, 2017	63,571,416	-	1,360,371	(87,790)	1,907,905	19,727	550,000	531,079	1,913,987	14,764	69,781,459

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Three-month periods ended March 31, 2017 and 2016
(In thousands of reais)

		Company		Consolidated
	Note	1st quarter of 2017	1st quarter of 2016	1st quarter of 2017	1st quarter of 2016
Net income for the period		996,197	1,218,230	996,197	1,218,230

Unrealized gains (losses) on investments available for sale	10	465	(238)	465	(238)
Taxes		(158)	81	(158)	81
		307	(157)	307	(157)

Gains (losses) on derivative financial instruments	30	6,132	(23,418)	6,132	(23,418)
Taxes		(2,085)	7,962	(2,085)	7,962
		4,047	(15,456)	4,047	(15,456)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	10	(1,051)	(4,211)	(1,051)	(4,211)

Other comprehensive income (losses) to be reclassified into income (losses) in subsequent periods		3,303	(19,824)	3,303	(19,824)

Comprehensive income for the period, net of taxes		999,500	1,198,406	999,500	1,198,406

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Three-month periods ended March 31, 2017 and 2016
(In thousands in reais)

	Company		Consolidated
	1st quarter of 2017	1st quarter of 2016	1st quarter of 2017	1st quarter of 2016

Revenues	14,154,139	11,582,606	14,739,103	14,241,888
Sale of goods and services	14,198,866	11,621,783	14,788,142	14,268,463
Other revenues	282,521	237,488	308,704	317,815
Provision for impairment of trade accounts receivable	(327,248)	(276,665)	(357,743)	(344,390)

Inputs acquired from third parties	(5,442,147)	(4,689,725)	(5,752,986)	(5,669,267)
Cost of goods and products sold and services rendered	(3,133,464)	(3,155,415)	(3,450,023)	(3,919,365)
Materials, electric energy, third-party services and other expenses	(2,309,931)	(2,019,405)	(2,298,992)	(2,239,976)
Assets (loss) recovery	1,248	485,095	(3,971)	490,074

Gross value added	8,711,992	6,892,881	8,986,117	8,572,621

Withholdings	(1,936,132)	(1,442,448)	(1,943,610)	(1,913,255)
Depreciation and amortization	(1,936,132)	(1,442,448)	(1,943,610)	(1,913,255)

Net value added produced	6,775,860	5,450,433	7,042,507	6,659,366

Value added received in transfer	687,482	1,003,612	554,719	798,448
Equity pickup	161,858	256,011	805	248
Financial income	525,624	747,601	553,914	798,200

Total undistributed value added	7,463,342	6,454,045	7,597,226	7,457,814

Distribution of value added	(7,463,342)	(6,454,045)	(7,597,226)	(7,457,814)

Personnel, social charges and benefits	(1,029,301)	(736,892)	(1,041,204)	(960,554)
Direct compensation	(696,842)	(492,171)	(704,167)	(633,994)
Benefits	(276,008)	(205,603)	(279,837)	(274,499)
FGTS (unemployment compensation fund)	(56,451)	(39,118)	(57,200)	(52,061)
Taxes, charges and contributions	(3,935,856)	(2,935,395)	(4,050,415)	(3,540,942)
Federal	(1,268,462)	(1,154,897)	(1,376,223)	(1,493,839)
State	(2,641,428)	(1,769,142)	(2,642,936)	(2,000,260)
Municipal	(25,966)	(11,356)	(31,256)	(46,843)
Third-party debt remuneration	(1,501,988)	(1,563,528)	(1,509,410)	(1,738,088)
Interest	(819,466)	(1,032,085)	(823,467)	(1,101,368)
Rental	(682,522)	(531,443)	(685,943)	(636,720)
Equity remuneration	(996,197)	(1,218,230)	(996,197)	(1,218,230)
Retained profit	(996,197)	(1,218,230)	(996,197)	(1,218,230)

TELEFÔNICA BRASIL S.A.
Statements of Cash Flows
Three-month periods ended March 31, 2017 and 2016
(In thousands of Reais)

	Company		Consolidated
	1st quarter of 2017	1st quarter of 2016	1st quarter of 2017	1st quarter of 2016
Operating activities

Expenses (revenues) not representing changes in cash:
Income before taxes	1,195,637	1,435,719	1,280,715	1,558,688
Depreciation and amortization	1,936,132	1,442,448	1,943,610	1,913,255
Foreign exchange losses (gains) on loans and derivative financial instruments	9,031	(32,322)	9,031	(32,322)
Monetary losses	170,393	155,555	171,148	145,448
Equity pickup	(161,858)	(256,011)	(805)	(248)
Losses (gains) on write-off/sale of goods	(4,992)	(469,670)	(5,658)	(475,038)
Provision for impairment - accounts receivable	327,248	276,665	357,743	344,390
Provision of trade accounts payable	119,111	63,441	103,045	59,263
Write-off and reversals for impairment - inventories	(17,061)	(10,413)	(11,277)	(10,210)
Pension plans and other post-retirement benefits	7,706	(2,031)	7,701	(2,772)
Provisions for tax, civil, labor and regulatory contingencies	257,076	237,380	258,606	264,214
Interest expense	288,722	253,573	288,722	294,067
Other	1,906	686	1,906	(11,688)

Working capital adjustments:
Trade accounts receivable	(279,328)	(172,272)	(158,183)	(287,488)
Inventories	25,541	89,136	24,151	104,988
Taxes recoverable	(11,311)	48,495	15,686	64,973
Prepaid expenses	(720,325)	(711,897)	(723,766)	(722,390)
Other current assets	101,623	(82,465)	100,857	(61,452)
Other noncurrent assets	(10,077)	4,326	(10,716)	5,256
Personnel, social charges and benefits	(141,288)	(86,297)	(143,441)	(75,212)
Trade accounts payable	(256,283)	(121,658)	(218,386)	(184,070)
Taxes, charges and contributions	47,104	(52,557)	42,016	14,775
Other current liabilities	(1,130,169)	(106,215)	(1,123,326)	(115,858)
Other non-current liabilities	(169,216)	(277,220)	(183,904)	(271,661)
	1,585,322	1,626,396	2,025,475	2,518,908

Interest paid	(222,745)	(227,688)	(222,745)	(267,756)
Income and social contribution taxes paid	(37,679)	(86,344)	(130,439)	(195,286)

Total cash generated by operating activities	1,324,898	1,312,364	1,672,291	2,055,866

Investing activities
Additions to PP&E, intangible assets	(1,759,945)	(1,326,148)	(1,795,643)	(1,874,246)
Cash received from sale of PP&E items	15,493	321	16,081	509
Redemption of (increase in) judicial deposits	(148,070)	(100,603)	(148,176)	(116,587)
Dividends and interest on equity received	-	389,395	-	-

Total cash used in investing activities	(1,892,522)	(1,037,035)	(1,927,738)	(1,990,324)

Financing activities
Payment of loans, financing and debentures	(572,573)	(1,170,893)	(572,573)	(1,340,130)
Funding from the issuance of debentures	2,000,000	-	2,000,000	-
Received from derivative financial instruments	31,253	40,247	31,253	40,247
Payment of derivative financial instruments	(23,029)	(33,766)	(23,029)	(33,766)
Payment for reverse split of shares	-	(164)	-	(164)
Dividend and interest on equity paid	(310)	(360)	(310)	(360)

Total cash generated by (used in) financing activities	1,435,341	(1,164,936)	1,435,341	(1,334,173)

Increase (decrease) in cash and cash equivalents	867,717	(889,607)	1,179,894	(1,268,631)

Cash and cash equivalents at beginning of the period	4,675,627	4,206,595	5,105,110	5,336,845
Cash and cash equivalents at end of the period	5,543,344	3,316,988	6,285,004	4,068,214

Changes in cash and cash equivalents for the period	867,717	(889,607)	1,179,894	(1,268,631)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

1)   THE COMPANY AND ITS OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions, authorizations and permissions it has been granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (“Group”), the telecommunications industry leader in Spain, also present in various European and Latin American countries.

At March 31, 2017 and December 31, 2016, Telefónica S.A.  (“Telefónica”), the Group holding company based in Spain, held total direct and indirect interest in the Company of 73.58%, including treasury shares (Note 21).

The Company is listed in the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the B3 (company originated from the merger between BM&FBovespa and CETIP, occurred on March 30, 2017). The Company is also listed in the Securities and Exchange Commission (“SEC”), of the United States of America, and its American Depositary Shares (“ADSs”) are classified under level II, backed only by preferred shares and traded on the New York Stock Exchange (“NYSE”).

b) Operations

The Company operates in the rendering of services: i) Fixed Switched Telephone Service Concession Arrangement ("STFC"), except for the municipalities identified on sector 33 of such agreement; (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and iv) Pay TV (conditioned access service - SEAC), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO").

In accordance with the STFC service concession agreement, in every two years, during the agreement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 20). The Company’s current STFC concession agreement is valid until December 31, 2025.

In accordance with the authorization terms for the usage of frequencies associated with SMP, in every two years after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes, and in the 15th year the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from the application of Basic and Alternative Services Plans (Note 20). These agreements can be extended only once for a term of 15 years.

The information on the operation areas (regions) and due dates of the radiofrequency authorizations for SMP services is the same of Note 1b) Operations as disclosed in the financial statements for the year ended December 31, 2016.

Service concessions and authorizations are granted by the Brazil's Telecommunications Regulatory Agency (“ANATEL”), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The operation of such concessions is subject to supplementary regulations and plans.

c) Acquisition of GVT Participações S.A. (“GVTPart”)

The information on the acquisition process of GVTPart, which occurred in May 2015, is the same of Note 4) Acquisition of GVT Participações S.A. ("GVTPart"), as disclosed in the financial statements for the fiscal year ended December 31, 2016.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

d) Corporate restructuring

The Shareholders’ Meeting held on April 1, 2016, approved corporate restructuring in accordance with the terms and conditions proposed on March 14, 2016. The information on the Corporate Restructuring is the same as in Note 1c) Corporate Restructuring, as disclosed in the financial statements for the fiscal year ended December 31, 2016.

2)    BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Statement of compliance

The individual (Company) and consolidated quarterly financial Statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise CVM standards and CPC (Accounting Pronouncements Committee) pronouncements, in compliance with the International Financial Accounting Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

All significant information in the financial statements - and solely such information - is disclosed and corresponds to that used by Company management for administration purposes.

The consolidated IFRS (Consolidated) have been prepared and are presented in accordance with CPC 21 (R1) Interim Statements and IAS 34 - Interim Financial Reporting issued by the IASB and standards established as Resolution nº 739/15 of the CVM.

b) Basis of preparation and presentation

The Company’s quarterly financial statements for the three-month period ended March 31, 2017 are presented in thousands of Reais (unless otherwise stated), which is the functional currency of the Company.

Management has assessed the Company's ability to continue operating normally and is convinced that it has the resources to continue its business in the future. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue operating. Therefore, these quarterly financial statements were prepared based on the assumption of continuity.

These quarterly financial statements compares the quarters ended March 31, 2017 and 2016, except for the balance sheets, that compare the positions as of March 31, 2017 and December 31, 2016.

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on May 9, 2017.

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision making professional in decisions on how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that : (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made consolidated on a consolidated basis, the Company and subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

These quarterly financial statements were prepared following the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2016, and should therefore be read with such statements. The information in the notes to the financial statements that did not significantly change or present irrelevant disclosures as compared to December 31, 2016 were not fully restated in these quarterly financial statements. In the meantime, the Company selected and included information to explain the main events and transactions occurring during the three-month period ended March 31, 2017, in order to understand the changes in the Company's financial position and performance.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

In this context, the Company indicates below the number of the notes disclosed in the annual financial statements as of December 31, 2016 and not fully restated in these quarterly financial statements:

•   Note 1 -   Operations

•   Note 2 -   Basis of Preparation and Presentation of Financial Statements

•   Note 3 -   Summary of Significant Accounting Practices

•   Note 4 -   Acquisition of GVT Participações S.A. (“GVTPart”)

•   Note 9 -   Judicial Deposits and Garnishments

•   Note 14 - Intangible Assets, Net

•   Note 21 - Loans, Financing and Debentures

•   Note 23 - Equity

•   Note 31 - Share-Based Payment Plans

•   Note 32 – Pension Plans and Other Post-Employment Benefits

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall quarterly financial statements.

As a result of the Corporate Restructuring process (Note 1d), which occurred on April 1, 2016, the individual quarterly financial statements for the three-month period ended March 31, 2017 and 2016 are not comparable.

The quarterly financial statements were prepared in accordance with the principles, practices and accounting criteria consistent with those adopted in the preparation of the financial statements for the fiscal year ended December 31, 2016 (Note 3) Summary of Significant Accounting Practices) and should be analyzed in conjunction with these Financial statements, in addition to the new pronouncements, interpretations and amendments, which came into effect as of January 1, 2017, as described below:

IAS 7 - Cash Flow, amendments: The changes are part of the IASB disclosure initiative and require an entity to provide disclosures that enable users of financial statements to assess changes in liabilities arising from financing activities, including both. The changes stemming from cash flows, such as changes that do not affect cash. At the initial adoption of the amendment, entities are not required to provide comparative information for prior periods. The application of the changes in this standard did not cause any material impact on the Company's cash flow disclosures.

IAS 12 - Income Taxes, amendments: The amendments clarify that an entity should consider whether tax legislation restricts sources of taxable income against which it may make deductions on the reversal of that deductible temporary difference. In addition, the amendments provide guidance on how an entity should determine future taxable income and explain the circumstances under which taxable income may include the recovery of some assets for amounts greater than their carrying amount. If an entity adopts the changes for an earlier period, it should disclose that fact. The application of the changes in this standard did not have a material impact on the Company's financial position.

On the date of preparation of these quarterly financial statements, the following IFRS amendments had been published; however, their application was not mandatory. The Company does not adopt early any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

Standards and Amendments to the Standards	Effective as of:
IFRS 9 Financial Instruments, issued	January 1, 2018

IFRS 15 Revenue from Contracts with Customers, as issued	January 1, 2018

IFRS 2 Classication and Valuation of Share Based Transactions, as amended	January 1, 2018

IFRS 4 Insurance Contracts, as amended	January 1, 2018

IAS 40 Investment Property Transfers, as amended	January 1, 2018

IFRIC 22 Transactions in Foreign Currency and Advance Payments, as issued	January 1, 2018

Annual Improvements to IFRS, 2014-2016 Cycle, as issued	January 1, 2017 / 2018

IFRS 16 Leases, as issued	January 1, 2019

IFRS 10, 12 and IAS 28 Investiment Entities: Applying the Consolidation Exception, as amended	TBD

Based on preliminary, the Company expects the implementation of many of these standards, changes and interpretations will not have a significant impact on the financial statements in the initial period of application. However, the Company expects the following standards issued, but not yet mandatory, may have a significant impact on the Company's consolidated financial statements at the time of its application and prospectively.

IFRS 9 - Financial Instruments, Issue: In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39 and all previous versions of IFRS 9.

IFRS 9 applies to financial assets and liabilities and establishes the classification, valuation, losses and write-off criteria for recognition of such items, as well as a new hedge accounting model. The Company estimates that major changes will occur in the documentation of hedge policies and strategies, as well as in the estimation of expected losses on financial assets. The changes introduced by IFRS 9 will affect the recognition of financial assets and derivative financial instruments as of January 1, 2018. The Company is carrying out the process of implementing the new criteria, but due to the relevance of the potentially affected items and the complexity of the estimates, understands that it is not reasonably possible to quantify the impacts of the application of this standard on the closing date of the quarterly financial statements.

IFRS 15 - Revenue from Contracts with Customers, Issuance: IFRS 15 establishes criteria’s for the accounting of revenues from customer contracts. The Company is currently in the process of estimating the impacts of this new standard on its contracts. This analysis identified a number of expected impacts related to the following aspects, among others:

• Under the current accounting policy, the Company offers commercial packages that combine equipment’s and services of telephony, fixed and mobile, data, internet and television, total revenue of services is distributed among its elements identified based on their respective fair values.

   Under IFRS 15, amounts will be allocated to each element based on the basis of the independent selling prices of each individual component in relation to the total price of the package and will be recognized when (and the measure) the obligation is satisfied. Consequently, the application of the new criteria will mean an acceleration in the recognition of equipment sales revenues, which are generally recognized at the time of delivery to the final consumer. To the extent that the packages are marketed at a discount, the difference between the profit on sales of equipment and the amount received from the customer at the inception of the contract will be recognized as a contractual asset.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

• According to the criteria currently in force, all costs directly related to obtaining commercial contracts (sales commissions and other expenses with third parties) are accounted as expenses when incurred. On the other hand, IFRS 15 requires the recognition of an asset for the amounts incurred by these concepts and its subsequent accounting to the income statement according to the period of the respective agreement. Likewise, certain costs related to the performance of the contract, currently recognized as expenses, when incurred, will be deferred when associated with compliance obligations over the period of contract.

• Compared to the current standard, IFRS 15 establishes much more detailed requirements on the accounting treatment of contract changes. Thus, certain changes will be recorded retrospectively and others prospectively as a separate or contract resulting from the redistribution of revenues among the various performance obligations identified.

The Company is advancing in the process of implementing the new criteria, but due to the high number of transactions affected, the high volume and dispersion of the necessary information and the complexity of the estimates, the Company understands that at the closing date of the quarterly financial statements cannot reliably measure the impact of the application of this standard.

However, considering the current commercial offers as well as the volume of affected contracts, the Company estimates that the changes introduced by IFRS 15 will have a significant impact on its financial statements at the date of its initial application. In addition, the Company's financial statements will include more quantitative disclosures of revenue-related accounts.

IFRS 16 - Leasing, Issuance: IFRS 16 establishes that companies acting as lessees must recognize in the balance sheet the assets and liabilities arising from all lease agreements (except for short-term lease agreements and those for low value assets).

The Company has a very large number of leases as a lessee of various assets, such as third-party towers, circuits, real estate and land (where the towers are primarily located). Under the current standard, significant portions of such contracts are classified as operating leases, where payments are generally recorded on a straight-line basis over the contract term.

The Company is currently in the process of estimating the impact of this new standard on such contracts. In this analysis, the estimate of the term of the lease is included, considering the non-cancellable period and the periods covered if exercised the option to extend the lease for those cases in which exist reasonable certainty, which will depend, of the expected use of the Company's assets installed in the leased assets.

In addition to the term of the lease, assumptions will be used to calculate the discount rate, which will depend mainly on the incremental financing rate for the estimated periods. In addition to the previous estimates, the standard allows two transition methods, being: i) full retrospective for each comparative period presented; and (ii) modified retrospective with the cumulative effect of the initial application of the recognized standard at the date of initial application. In addition, it is possible to choose specific practical relieves at the time of applying the standard on measurement of liability, discount rate, losses, leases ending within twelve months after the first application, initial direct costs, and lease duration. Thus, depending on the transition method to be chosen, the impacts will be different.

Due to the different alternatives, as well as the complexity of the estimates and the high number of contracts, the Company has not yet completed the implementation process, so that at the closing date of the quarterly financial statements it is not possible to estimate the impact of the application of this standard.

However, considering the volume of contracts affected, the Company estimates that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption, including the recognition of the right to use and the corresponding obligations in respect to the contracts which, under the current standard, are classified as operating leases. In addition, depreciation of the right to use the assets and recognition of interest on the lease obligation will replace a significant portion of the amount recognized as expenses in the income statement of the operating lease. The classification of payments in the statement of cash flows will also be affected by the adoption of IFRS 16.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

c) Basis of consolidation

At March 31, 2017 and December 31, 2016, the Company held the following equity interests on the respective dates:

Investees	Type of investment	At 03.31.17	At 12.31.16	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Telecommunications
POP Internet Ltda ("POP") (note 1c)	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Internet
Aliança Atlântica Holging B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	50.00%	Holland	Holding of the telecommunications sector
Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Technical assistance in telecommunication networks

Interest held in subsidiaries or jointly-controlled entities is measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated financial statements.

3)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Cash and banks	111,371	189,445	113,230	198,369
Short-term investments	5,431,973	4,486,182	6,171,774	4,906,741
Total	5,543,344	4,675,627	6,285,004	5,105,110

Highly liquid short-term investments basically comprise Bank Deposit Certificates (CDB) and Repurchase Agreements kept at first-tier financial institutions, pegged to the Interbank Deposit Certificate (CDI) rate variation, with original maturities of up to three months, and with immaterial risk of change in value. Revenues (or expenses) generated by these investments are recorded as financial income (or expenses).

4) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Billed amounts	6,172,772	6,077,768	6,883,730	6,939,909
Unbilled amounts	1,930,749	1,898,630	1,953,653	1,930,708
Interconnection amounts	1,269,692	1,333,595	1,276,449	1,345,471
Amounts from related parties (Note 27)	135,343	177,741	185,333	190,906
Gross accounts receivable	9,508,556	9,487,734	10,299,165	10,406,994
Estimated impairment losses	(1,073,254)	(1,004,512)	(1,491,626)	(1,399,895)
Total	8,435,302	8,483,222	8,807,539	9,007,099

Current	8,249,786	8,282,685	8,524,033	8,701,688
Non-current	185,516	200,537	283,506	305,411

Consolidated balances of non-current trade accounts receivable include:

•       R$126,855 at March 31, 2017 (R$143,265 at December 31, 2016), relating to the business model of resale of goods to legal entities, receivable within 24 months. At March 31, 2017, the impact of the present-value adjustment was R$27,132 (R$32,920 at December 31, 2016).

•       R$58,661, at March 31, 2017 (R$57,272, at December 31, 2016), net of the present value adjustment relating to the portion of accounts receivable arising from negotiations on the bankruptcy process of companies from the OI group. At March 31, 2017, the impact of the present-value adjustment was R$8,879 (R$10,268 at December 31, 2016).

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

•       R$97,990, at March 31, 2017, (R$104,874 at December 31, 2016), relating to “Soluciona TI”, traded by TData, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At March 31, 2017, the impact of the present-value adjustment was R$1,353 (R$3,005 at December 31, 2016).

The balances of current and non-current trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	Consolidated
	03/31/17	12/31/16
Present value of accounts receivable	589,864	608,379
Deferred financial income	1,353	3,005
Nominal amount receivable	591,217	611,384
Estimated impairment losses	(362,677)	(344,738)
Net amount receivable	228,540	266,646

Current	130,550	161,772
Non-current	97,990	104,874

At March 31, 2017, the aging list of gross trade accounts receivable relating to “Soluciona TI” product is as follows:

	Consolidated
	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	318,759	318,759
Falling due between one year and five years	272,458	271,105
Total	591,217	589,864

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Falling due	5,914,433	6,392,442	6,295,571	6,841,752
Overdue – 1 to 30 days	1,365,808	1,025,630	1,378,164	1,073,568
Overdue – 31 to 60 days	469,559	309,210	481,940	322,485
Overdue – 61 to 90 days	240,823	225,132	218,692	227,010
Overdue – 91 to 120 days	130,879	110,813	137,897	105,048
Overdue – over 120 days	313,800	419,995	295,275	437,236
Total	8,435,302	8,483,222	8,807,539	9,007,099

At March 31, 2017 and December 31, 2016, no customer represented more than 10% of trade accounts receivable, net.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

Changes in the estimated impairment losses for accounts receivable are as follows:

	Company	Consolidated
Balance at 12/31/15	(1,650,112)	(2,217,926)
Increase to estimated losses (Note 23)	(412,897)	(498,225)
Reversal of estimated losses (Note 23)	136,232	153,835
Write-off due to use	136,221	185,331
Balance at 03/31/16	(1,790,556)	(2,376,985)
Increase to estimated losses	(1,254,462)	(1,345,550)
Reversal of estimated losses	305,385	341,719
Write-off due to use	1,895,841	1,980,921
Merger (Note 1d)	(160,720)	-
Balance at 12/31/16	(1,004,512)	(1,399,895)
Increase to estimated losses (Note 23)	(396,175)	(430,932)
Reversal of estimated losses (Note 23)	68,927	73,189
Write-off due to use	258,506	266,012
Balance at 03/31/17	(1,073,254)	(1,491,626)

5)  INVENTORIES, NET

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Materials for resale (1)	323,003	335,281	363,670	377,465
Materials for consumption	73,556	75,086	75,928	77,732
Other inventories	7,879	7,892	7,879	7,892
Gross total	404,438	418,259	447,477	463,089
Estimated losses from impairment or obsolescence	(44,767)	(50,108)	(49,938)	(52,676)
Total	359,671	368,151	397,539	410,413

(1) This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

	Company	Consolidated
Balance at 12/31/15	(48,390)	(52,341)
Increase to estimated losses	-	(1,181)
Reversal of estimated losses	6,525	6,525
Balance at 03/31/16	(41,865)	(46,997)
Increase to estimated losses	(24,943)	(28,574)
Reversal of estimated losses	16,700	22,895
Balance at 12/31/16	(50,108)	(52,676)
Increase to estimated losses	(4,385)	(7,702)
Reversal of estimated losses	9,726	10,440
Balance at 03/31/17	(44,767)	(49,938)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 23).

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

6)   DEFERRED TAXES AND TAXES RECOVERABLE

a) Taxes recoverable

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
State VAT (ICMS) (1)	2,282,560	2,317,739	2,295,608	2,329,159
Income and social contribution taxes recoverable (2)	901,570	829,160	906,508	830,549
Withholding taxes and contributions (3)	78,278	131,915	93,557	157,371
PIS and COFINS	68,015	125,273	68,937	148,759
INSS, ISS and other taxes	20,331	22,775	36,196	38,236
Total	3,350,754	3,426,862	3,400,806	3,504,074

Current	2,860,862	2,952,622	2,906,313	3,027,230
Non-current	489,892	474,240	494,493	476,844

(1) This includes credits arising from the acquisition of property and equipment (subject to offsetting in 48 months); requests for refund of ICMS, which was paid under invoices that were cancelled subsequently; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$389,327 and R$370,770 on March 31, 2017 and December 31, 2016, respectively.

(2) This refers to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(3) This refers to credits on withholding income tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

b) Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Company
	Balances at 12/31/15	Income statement	Comprehensive income	Balances at 03/31/16	Income statement	Comprehensive income	Other	Merger (note 1d)	Balances at 12/31/16	Income statement	Comprehensive income	Balances at 03/31/17
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	-	-	-	-	1,376	-	-	-	1,376	(1,376)	-	-
Merged tax credit (2)	(337,535)	-	-	(337,535)	-	-	-	-	(337,535)	-	-	(337,535)
Income and social contribution taxes on temporary differences (3)	181,584	48,717	8,043	238,344	(765,486)	70,755	(1,516)	705,367	247,464	(157,473)	(2,243)	87,748
Provisions for legal, labor, tax civil and regulatory contingencies	1,681,016	61,878	-	1,742,894	195,410	-	-	282,751	2,221,055	97,743	-	2,318,798
Trade accounts payable and other provisions	535,001	21,570	-	556,571	(14,868)	-	-	66,455	608,158	40,498	-	648,656
Customer portfolio and trademarks	256,056	(9,180)	-	246,876	(53,480)	-	-	119,695	313,091	(13,740)	-	299,351
Estimated losses on impairment of accounts receivable	369,174	34,724	-	403,898	(117,008)	-	-	54,645	341,535	23,372	-	364,907
Estimated losses from modems and other P&E items	170,132	(5,113)	-	165,019	(5,448)	-	-	122,696	282,267	(6,516)	-	275,751
Pension plans and other post-employment benefits	26,164	(582)	-	25,582	2,362	80,459	-	-	108,403	5,099	-	113,502
Profit sharing	88,944	(31,530)	-	57,414	62,534	-	-	3,963	123,911	(54,715)	-	69,196
Provision for loyalty program	32,604	577	-	33,181	(14,069)	-	-	-	19,112	648	-	19,760
Accelerated accounting depreciation	10,865	(1,348)	-	9,517	14,516	-	-	-	24,033	12	-	24,045
Estimated impairment losses on inventories	9,364	(464)	-	8,900	(11,293)	-	-	13,620	11,227	(2,932)	-	8,295
Derivative transactions	47,911	-	7,962	55,873	2,891	(9,595)	-	10,523	59,692	17,654	(2,085)	75,261
Licenses	(1,204,226)	(54,082)	-	(1,258,308)	(162,248)	-	-	-	(1,420,556)	(54,082)	-	(1,474,638)
Effects of goodwill generated in the merger of Vivo Part.	(809,600)	(15,242)	-	(824,842)	(39,478)	-	-	-	(864,320)	(3,277)	-	(867,597)
Goodwill from Vivo Part.	(837,918)	(41,802)	-	(879,720)	(125,400)	-	-	-	(1,005,120)	(41,801)	-	(1,046,921)
Goodwill from GVT Part.	-	-	-	-	(522,228)	-	-	-	(522,228)	(174,076)	-	(696,304)
Technological Innovation Law	(193,146)	15,233	-	(177,913)	36,973	-	-	-	(140,940)	13,671	-	(127,269)
Income and social contribution taxes on other temporary differences (4)	(757)	74,078	81	73,402	(14,652)	(109)	(1,516)	31,019	88,144	(5,031)	(158)	82,955
Total deferred tax assets (liabilities), noncurrent	(155,951)	48,717	8,043	(99,191)	(764,110)	70,755	(1,516)	705,367	(88,695)	(158,849)	(2,243)	(249,787)

Deferred tax assets	3,535,671			3,683,430					4,425,658			4,554,995
Deferred tax liabilities	(3,691,622)			(3,782,621)					(4,514,353)			(4,804,782)
Deferred tax assets (liabilities), net	(155,951)			(99,191)					(88,695)			(249,787)

Represented in the balance sheet as follows:
Deferred tax liabilities	(155,951)			(99,191)					(88,695)			(249,787)

	Consolidated
	Balances at 12/31/15	Income statement	Comprehensive income	Balances at 03/31/16	Income statement	Comprehensive income	Other	Balances at 12/31/16	Income statement	Comprehensive income	Balances at 03/31/17
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	26,519	(11,859)	-	14,660	(589)	-	-	14,071	(1,781)	-	12,290
Merged tax credit (2)	(337,535)	-	-	(337,535)	-	-	-	(337,535)	-	-	(337,535)
Income and social contribution taxes on temporary differences (3)	1,022,606	84,497	8,043	1,115,146	(833,466)	70,797	(1,516)	350,961	(139,822)	(2,243)	208,896
Provisions for legal, labor, tax civil and regulatory contingencies	1,954,236	87,027	-	2,041,263	189,073	-	-	2,230,336	98,677	-	2,329,013
Trade accounts payable and other provisions	687,124	30,145	-	717,269	(40,146)	-	-	677,123	44,056	-	721,179
Estimated losses on impairment of accounts receivable	447,018	38,666	-	485,684	(126,879)	-	-	358,805	25,089	-	383,894
Customer portfolio and trademarks	343,107	23,464	-	366,571	(53,479)	-	-	313,092	(13,740)	-	299,352
Estimated losses from modems and other P&E items	294,945	(4,733)	-	290,212	(5,535)	-	-	284,677	(6,631)	-	278,046
Pension plans and other post-employment benefits	26,285	(689)	-	25,596	2,322	80,501	-	108,419	5,099	-	113,518
Profit sharing	106,198	(43,867)	-	62,331	62,925	-	-	125,256	(55,499)	-	69,757
Provision for loyalty program	32,604	577	-	33,181	(14,069)	-	-	19,112	648	-	19,760
Accelerated accounting depreciation	10,865	(1,348)	-	9,517	14,516	-	-	24,033	12	-	24,045
Estimated impairment losses on inventories	10,707	13,557	-	24,264	(12,165)	-	-	12,099	(2,047)	-	10,052
Derivative transactions	59,408	-	7,962	67,370	2,358	(9,595)	-	60,133	17,037	(2,085)	75,085
Licenses	(1,204,226)	(54,082)	-	(1,258,308)	(162,248)	-	-	(1,420,556)	(54,082)	-	(1,474,638)
Effects of goodwill generated in the acquisition of Vivo Part.	(809,600)	(15,242)	-	(824,842)	(39,478)	-	-	(864,320)	(3,277)	-	(867,597)
Goodwill from Vivo Part.	(837,918)	(41,802)	-	(879,720)	(125,400)	-	-	(1,005,120)	(41,801)	-	(1,046,921)
Goodwill from GVTPart.	-	-	-	-	(522,228)	-	-	(522,228)	(174,076)	-	(696,304)
Technological Innovation Law	(193,146)	15,233	-	(177,913)	36,973	-	-	(140,940)	13,671	-	(127,269)
Income and social contribution taxes on other temporary differences (4)	94,999	37,591	81	132,671	(40,006)	(109)	(1,516)	91,040	7,042	(158)	97,924
Total deferred tax assets (liabilities), noncurrent	711,590	72,638	8,043	792,271	(834,055)	70,797	(1,516)	27,497	(141,603)	(2,243)	(116,349)

Deferred tax assets	4,153,054			4,357,692				4,541,952			4,673,884
Deferred tax liabilities	(3,441,464)			(3,565,421)				(4,514,455)			(4,790,233)
Deferred tax assets (liabilities), net	711,590			792,271				27,497			(116,349)

Represented in the balance sheet as follows:
Deferred tax assets	711,590			792,271				27,497			133,438
Deferred tax liabilities	-			-				-			(249,787)

(1)  This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(2)  This refers to tax benefits arising from corporate restructuring of goodwill for expected future profitability, where tax use complies with the limit set forth in tax legislation.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

(3)  This refers to amounts that will be realized upon payment of provisions, effective impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

(4)  These refer to deferred taxes arising from other temporary differences, such as deferred income, renewal of licenses burden, subsidy on the sale of mobile phones, among others.

At March 31, 2017, deferred tax credits (income and social contribution tax losses) were not recognized in indirect subsidiary (Innoweb) accounting records, in the amount of R$3,071 (R$2,993 at December 31, 2016), as it is not probable that future taxable profits shall be available for these subsidiaries to benefit from such tax credits.

7)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims where the likelihood of loss was analyzed by the Company and its subsidiaries, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Judicial deposits
Tax	3,879,065	3,698,966	3,939,932	3,758,787
Labor	1,046,284	1,040,635	1,057,568	1,051,430
Civil	1,159,287	1,107,929	1,160,172	1,109,001
Regulatory	280,794	276,604	280,794	276,604
Total	6,365,430	6,124,134	6,438,466	6,195,822
Garnishments	161,598	152,948	164,394	155,744
Total	6,527,028	6,277,082	6,602,860	6,351,566

Current	321,598	302,349	321,672	302,424
Non-current	6,205,430	5,974,733	6,281,188	6,049,142

The information related to tax-related judicial deposits is the same as in Note 9) Judicial Deposits and Garnishments, as disclosed in the financial statements for the fiscal year ended December 31, 2016.

On March 31, 2017, the Company and its subsidiaries had several tax-related judicial deposits in the consolidated amount of R$3,939,932 (R$3,758,787 at December 31, 2016). In Note 17, we provide further details on issues arising from the most significant judicial deposits.

The table below presents the composition of the balances as of March 31, 2017 and December 31, 2016 of the tax judicial deposits (segregated and summarized by tribute).

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Consolidated
	03/31/17	12/31/16
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	36,104	35,570
Social Contribution Tax for Intervention in the Economic Order (CIDE)	179,299	176,557
Telecommunications Inspection Fund (FISTEL)	1,114,150	1,095,789
Withholding Income Tax (IRRF)	75,057	73,848
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	460,149	449,988
Contribution to Empresa Brasil de Comunicação (EBC)	1,175,695	1,053,867
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	130,285	128,458
Universal Telecommunication Services Fund (FUST)	464,733	456,977
State Value-Added Tax (ICMS)	229,204	212,652
Other taxes, charges and contributions	75,256	75,081
Total	3,939,932	3,758,787

8)   PREPAID EXPENSES

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Fistel Fee (1)	802,611	-	802,611	-
Advertising and publicity	213,139	258,212	213,139	258,212
Insurance	32,701	39,008	33,120	39,558
Rental	12,932	19,276	12,932	19,276
Financial charges	2,029	1,875	2,029	1,875
Software and networks maintenance	54,233	10,204	60,918	12,283
Taxes and other	74,126	43,273	78,137	48,318
Total	1,191,771	371,848	1,202,886	379,522

Current	1,160,921	336,508	1,171,165	343,092
Non-current	30,850	35,340	31,721	36,430

(1)    Refers to the remaining portion of the Inspection and Operation Fee amounts paid in March 2017, based on the 2016 fiscal year, which will be amortized to the result until the end of the year.

9)   OTHER ASSETS

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Advances to employees and suppliers	109,732	81,325	110,156	83,634
Related-party receivables (Note 27)	202,544	311,633	140,316	250,679
Receivables from suppliers	87,528	96,065	87,528	99,166
Subsidy on handset sales	21,031	30,491	21,031	30,491
Surplus from post-employment benefit plans (Note 29)	9,039	8,838	9,247	9,041
Vivendi repayment clauses 2.2.4 and 2.2.5 of SPA (Note 1c)	9,597	9,739	9,597	9,739
Other amounts receivable	14,872	10,652	24,145	12,910
Total	454,343	548,743	402,020	495,660

Current	390,657	495,380	335,533	440,095
Non-current	63,686	53,363	66,487	55,565

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

10) INVESTMENTS

a)   Information on investees

The information related to subsidiaries and jointly-controlled entities is the same as in Note 12) Investments, as disclosed in the financial statements for the fiscal year ended December 31, 2016.

Below is a summary of significant financial data on the Company’s investees:

	At 03/31/17					At 12/31/16
	Wholly-owned subsidiaries		Jointly-controlled subsidiaries			Wholly-owned subsidiaries		Jointly-controlled subsidiaries
	TData	POP	Cia ACT	Cia AIX	Aliança	TData	POP	Cia ACT	Cia AIX	Aliança

Capital	100.00%	100.00%	50.00%	50.00%	50.00%	100.00%	100.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	1,548,030	29,513	20	21,621	143,092	1,414,039	27,407	15	20,337	145,121
Noncurrent assets	363,896	52,049	-	12,458	-	362,195	52,016	-	12,879	-
Total assets	1,911,926	81,562	20	34,079	143,092	1,776,234	79,423	15	33,216	145,121

Current liabilities	609,789	49,676	6	4,189	128	633,631	49,535	1	4,029	101
Non-current liabilities	63,553	65	-	4,554	-	63,139	-	-	5,415	-
Equity	1,238,584	31,821	14	25,336	142,964	1,079,464	29,888	14	23,772	145,020
Total liabilities and equity	1,911,926	81,562	20	34,079	143,092	1,776,234	79,423	15	33,216	145,121

Investment Book value	1,238,584	31,821	7	12,668	71,482	1,079,464	29,888	7	11,886	72,510

	At 03/31/17					At 03/31/16
	Wholly-owned subsidiaries		Jointly-controlled subsidiaries			Wholly-owned subsidiaries		Jointly-controlled subsidiaries
Summary of Income Statements:	TData	POP	Cia ACT	Cia AIX	Aliança	TData	GVTPart. (1)	Cia ACT	Cia AIX	Aliança
Net operating income	560,572	7,370	21	11,062	-	618,216	1,531,692	15	9,653	-
Operating costs and expenses	(340,717)	(4,352)	(21)	(9,731)	43	(347,625)	(1,300,347)	(17)	(9,423)	(32)
Financial income (expenses), net	22,838	421	-	342	3	20,428	(41,146)	-	385	22
Income and social contribution taxes	(83,573)	(1,506)	-	(109)	-	(99,856)	(57,958)	-	(107)	-
Net income (loss) for the period	159,120	1,933	-	1,564	46	191,163	132,241	(2)	508	(10)

Equity pickup, according to interest held	159,120	1,933	-	782	23	191,163	132,241	(1)	254	(5)

(1) Includes the consolidated results of GVTPart. For the period from 01/01 to 03/31/16.

b)   Changes in investments

	Wholly-owned subsidiaries			Jointly-controlled subsidiaries
	TData	POP	GVTPart.	Aliança	AIX	ACT	Goodwill (1)	Surplus value of net assets acquired (note 1c)	Other investments (2)	Total investments - Company	Eliminations	Total investments - Consolidated
Balances at 12/31/15	1,056,305	-	7,674,444	89,799	10,099	4	13,049,199	2,461,583	1,259	24,342,692	(24,241,531)	101,161
Equity pick-up	191,163	-	132,241	(5)	254	(1)	-	(67,641)	-	256,011	(255,763)	248
Dividends and interest on equity	(389,395)	-	-	-	-	-	-	-	-	(389,395)	389,395	-
Other comprehensive income	-	-	-	(4,211)	-	-	-	-	(238)	(4,449)	-	(4,449)
Balances at 03/31/16	858,073	-	7,806,685	85,583	10,353	3	13,049,199	2,393,942	1,021	24,204,859	(24,107,899)	96,960
Equity pick-up	581,471	7,298	-	(52)	1,044	4	-	-	-	589,765	(588,769)	996
Merger (nota 1d)	-	22,590	(7,806,685)	-	-	-	(12,837,141)	(2,393,942)	-	(23,015,178)	23,015,178	-
Dividends and interest on equity	(360,000)	-	-	-	489	-	-	-	-	(359,511)	360,000	489
Other comprehensive income	(80)	-	-	(13,021)	-	-	-	-	321	(12,780)	80	(12,700)
Balances at 12/31/16	1,079,464	29,888	-	72,510	11,886	7	212,058	-	1,342	1,407,155	(1,321,410)	85,745
Equity pick-up	159,120	1,933	-	23	782	-	-	-	-	161,858	(161,053)	805
Dividends and interest on equity	-	-	-	-	-	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	(1,051)	-	-	-	-	465	(586)	-	(586)
Balances at 03/31/17	1,238,584	31,821	-	71,482	12,668	7	212,058	-	1,807	1,568,427	(1,482,463)	85,964

(1)  Goodwill: (i) R$212,058 from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006; and (ii) R$12,837,141 originated from the acquisition of GVTPart. (Note 1c).

(2)  Other investments (tax incentives and interest held in companies) are measured at fair value.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

11)  PROPERTY, PLANT AND EQUIPMENT, NET

a) Breakdown and changes

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Balances and changes:
Balance at 12/31/15	2,796,041	11,680,029	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076
Additions	1,364	18,503	19,535	9,877	-	39,406	(147)	748,128	836,666
Write-offs, net (2)	(6)	(3,280)	(31)	(97,989)	-	(12)	-	(4,913)	(106,231)
Net transfers	141,633	522,809	189,209	66,010	-	8,403	-	(987,883)	(59,819)
Depreciation (Note 23)	(126,917)	(396,449)	(223,445)	(120,308)	-	(60,095)	-	-	(927,214)
Balance at 03/31/16	2,812,115	11,821,612	1,516,061	3,229,122	313,105	698,787	(155,424)	1,527,100	21,762,478
Additions	-	335,424	69,118	147,224	215	264,770	(19,711)	4,773,058	5,570,098
Write-offs, net	(1,153)	(16,008)	(436)	(890)	(202)	(739)	21,708	(31,575)	(29,295)
Net transfers	501,521	2,527,378	504,158	295,895	-	(46,641)	(3)	(3,788,870)	(6,562)
Depreciation	(399,161)	(1,659,136)	(1,080,289)	(384,479)	-	(297,168)	-	-	(3,820,233)
Merger (Note 1d)	1,039,161	5,269,872	1,572,567	428,622	2,601	159,039	(331,956)	221,157	8,361,063
Balance at 12/31/16	3,952,483	18,279,142	2,581,179	3,715,494	315,719	778,048	(485,386)	2,700,870	31,837,549
Additions	3	12,625	21,692	14,371	-	55,971	(22,601)	951,532	1,033,593
Write-offs, net	(11)	(3,801)	(13)	(2,346)	(1,914)	(106)	2,515	(5,897)	(11,573)
Net transfers	175,629	426,537	85,719	254,224	-	436	-	(924,128)	18,417
Depreciation (Note 23)	(143,507)	(604,430)	(326,031)	(134,544)	-	(79,148)	-	-	(1,287,660)
Balance at 03/31/17	3,984,597	18,110,073	2,362,546	3,847,199	313,805	755,201	(505,472)	2,722,377	31,590,326

At 12/31/16
Cost	20,051,571	50,730,016	15,246,317	14,944,006	315,719	4,181,817	(485,386)	2,700,870	107,684,930
Accumulated depreciation	(16,099,088)	(32,450,874)	(12,665,138)	(11,228,512)	-	(3,403,769)	-	-	(75,847,381)
Total	3,952,483	18,279,142	2,581,179	3,715,494	315,719	778,048	(485,386)	2,700,870	31,837,549

At 03/31/17
Cost	20,220,637	51,149,878	15,353,692	15,201,487	313,805	4,233,829	(505,472)	2,722,377	108,690,233
Accumulated depreciation	(16,236,040)	(33,039,805)	(12,991,146)	(11,354,288)	-	(3,478,628)	-	-	(77,099,907)
Total	3,984,597	18,110,073	2,362,546	3,847,199	313,805	755,201	(505,472)	2,722,377	31,590,326

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Balances and changes:
Balance at 12/31/15	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765
Additions	24,116	283,038	134,503	11,817	-	51,721	(147)	704,754	1,209,802
Write-offs, net (2)	(1,639)	(5,438)	(379)	(96,809)	-	-	6,813	(3,585)	(101,037)
Net transfers	101,801	562,864	181,663	64,787	-	10,396	-	(987,896)	(66,385)
Depreciation (Note 23)	(182,572)	(546,864)	(353,711)	(127,617)	-	(72,074)	-	-	(1,282,838)
Balance at 03/31/16	3,900,665	17,270,604	3,108,185	3,508,129	315,705	1,056,495	(487,483)	1,564,007	30,236,307
Additions	(7,943)	335,424	69,272	147,264	215	236,945	(19,815)	4,838,644	5,600,006
Write-offs, net	(1,154)	(16,005)	(437)	(2,628)	(201)	3,059	21,726	(35,374)	(31,014)
Net transfers	460,277	2,348,390	495,909	459,208	-	(170,098)	(3)	(3,637,247)	(43,564)
Depreciation	(399,205)	(1,659,179)	(1,084,622)	(386,766)	-	(307,045)	-	-	(3,836,817)
Balance at 12/31/16	3,952,640	18,279,234	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918
Additions	3	12,625	21,692	14,371	-	58,394	(22,684)	952,077	1,036,478
Write-offs, net	(11)	(3,799)	(13)	(2,346)	(1,914)	(106)	2,591	(5,897)	(11,495)
Net transfers	175,629	426,537	85,719	254,224	-	19,134	-	(942,826)	18,417
Depreciation (Note 23)	(143,522)	(604,446)	(327,079)	(135,283)	-	(84,623)	-	-	(1,294,953)
Balance at 03/31/17	3,984,739	18,110,151	2,368,626	3,856,173	313,805	812,155	(505,668)	2,733,384	31,673,365

At 12.31.16
Cost	20,058,838	50,730,696	15,294,619	15,023,890	315,719	4,308,718	(485,575)	2,730,030	107,976,935
Accumulated depreciation	(16,106,198)	(32,451,462)	(12,706,312)	(11,298,683)	-	(3,489,362)	-	-	(76,052,017)
Total	3,952,640	18,279,234	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918

At 03.31.17
Cost	20,227,904	51,150,558	15,401,993	15,281,371	313,805	4,380,584	(505,668)	2,733,384	108,983,931
Accumulated depreciation	(16,243,165)	(33,040,407)	(13,033,367)	(11,425,198)	-	(3,568,429)	-	-	(77,310,566)
Total	3,984,739	18,110,151	2,368,626	3,856,173	313,805	812,155	(505,668)	2,733,384	31,673,365

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

(1)  The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

(2)  Net write-offs regarding “Infrastructure and Assets and Facilities under Construction” for the year ended March 31, 2016, include the amount of R$99,210 regarding the disposal of 1,655 towers owned by the Company to Telxius Torres Brasil Ltda, a directly controlled Telefónica subsidiary.

b) Depreciation rates

In the last quarter of 2016, in accordance with IAS 16 / CPC 27, the Company performed, in conjunction with a specialized company, valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data. The studies indicated the need for changes in useful life and annual depreciation rates for some items of asset classes.

The following table sets forth the depreciation rates of property, plant and equipment of the Company and its subsidiaries, which are depreciated on a straight-line basis at the annual rate, as follows:

Annual depreciation rate (%)
	Company		Consolidated
Description	Previous	Revised / Current	Previous	Revised / Current
Switching equipment	10.00 to 14.29	5.00 to 14.29	8.33 to 20.00	5.00 to 20.00
Transmission equipment and media	5.00 to 14.29	2.50 to 25.00	2.50 to 25.00	2.50 to 25.00
Terminal equipment / modems	10.00 to 66.67	6.67 to 66.67	10.00 to 66.67	6.67 to 66.67
Infrastructure	2.50 to 66.67	2.50 to 66.67	2.50 to 66.67	2.50 to 66.67
Other P&E assets	10.00 to 25.00	10.00 to 25.00	10.00 to 66.67	10.00 to 25.00

c) Property and equipment items pledged in guarantee

At March 31, 2017, the Company had consolidated amounts of property and equipment items pledged in guarantee for lawsuits, amounting to R$206,971 (R$203,600 at December 31, 2016).

d) Capitalization of borrowing costs

At March 31, 2017 and December 31, 2016, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualifying assets.

e) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible. At March 31, 2017, estimated residual value of reversible assets was R$8,865,046 (R$8,813,916 at December 31, 2016), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

f) Finance lease

Below are the amounts related to finance lease arrangements, in which the Company is a lessee, segregated by type of property and equipment item.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

		Consolidated
		03.31.17			12.31.16
	Annual depreciation rates (%)	P&E Cost	Accumulated depreciation	Net balance	P&E Cost	Accumulated depreciation	Net balance
Transmission equipment and media	5.00% to 8.33%	252,233	(41,993)	210,240	223,360	(34,203)	189,157
Infrastructure	4.00%	66,177	(9,987)	56,190	67,386	(8,822)	58,564
Other assets	20.00%	116,945	(92,467)	24,478	145,818	(94,935)	50,883
Total		435,355	(144,447)	290,908	436,564	(137,960)	298,604

12) INTANGIBLE ASSETS, NET

a) Breakdown, changes and amortization rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)	-	20.00	11.76	5.13	3.60 to 6.67	20.00	-	-	-

Balances and changes:
Balance at 12/31/15	10,013,222	2,162,935	861,310	1,242,025	15,635,082	6,495	-	76,471	29,997,540
Additions	-	48,228	-	-	-	3,053	-	211,956	263,237
Write-offs, net	-	-	-	-	-	-	-	-	-
Net transfers	-	245,617	-	-	-	-	-	(185,798)	59,819
Amortization (Note 23)	-	(206,421)	(62,142)	(21,051)	(228,573)	(233)	-	-	(518,420)
Balance at 03/31/16	10,013,222	2,250,359	799,168	1,220,974	15,406,509	9,315	-	102,629	29,802,176
Additions	-	567,234	-	-	185,450	8,762	(4,550)	307,607	1,064,503
Write-offs, net	-	(3)	-	-	-	-	-	-	(3)
Net transfers	-	371,615	-	-	-	(17,693)	(31)	(346,811)	7,080
Amortization	-	(715,854)	(444,960)	(86,098)	(693,991)	(6,054)	-	-	(1,946,957)
Merger (Note 1d)	12,837,141	219,856	2,207,012	22,944	-	56,368	-	-	15,343,321
Balance at 12/31/16	22,850,363	2,693,207	2,561,220	1,157,820	14,897,968	50,698	(4,581)	63,425	44,270,120
Additions	-	95,275	-	-	-	18	-	173,680	268,973
Write-offs, net	-	(1)	-	-	-	-	-	-	(1)
Net transfers	-	186,924	-	-	-	(24,110)	-	(184,265)	(21,451)
Amortization (Note 23)	-	(246,187)	(148,320)	(21,051)	(232,091)	(1,707)	-	-	(649,356)
Balance at 03/31/17	22,850,363	2,729,218	2,412,900	1,136,769	14,665,877	24,899	(4,581)	52,840	43,868,285

At 12/31/16
Cost	22,850,363	14,019,938	4,513,278	1,658,897	20,237,572	267,065	(4,581)	63,425	63,605,957
Accumulated amortization	-	(11,326,731)	(1,952,058)	(501,077)	(5,339,604)	(216,367)	-	-	(19,335,837)
Total	22,850,363	2,693,207	2,561,220	1,157,820	14,897,968	50,698	(4,581)	63,425	44,270,120

At 03/31/17
Cost	22,850,363	14,298,965	4,513,278	1,658,897	20,237,572	238,193	(4,581)	52,840	63,845,527
Accumulated amortization	-	(11,569,747)	(2,100,378)	(522,128)	(5,571,695)	(213,294)	-	-	(19,977,242)
Total	22,850,363	2,729,218	2,412,900	1,136,769	14,665,877	24,899	(4,581)	52,840	43,868,285

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)	-	6.67 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	20.00	-	-	-

Balances and changes:
Balance at 12/31/15	23,062,421	2,385,723	3,154,501	1,274,803	15,635,082	18,190	-	76,471	45,607,191
Additions	-	66,930	-	-	-	3,053	-	211,956	281,939
Write-offs, net	-	-	-	-	-	(14)	-	-	(14)
Net transfers	-	244,752	-	-	-	-	-	(185,798)	58,954
Amortization (Note 23)	-	(225,401)	(148,321)	(30,885)	(228,573)	(423)	-	-	(633,603)
Balance at 03/31/16	23,062,421	2,472,004	3,006,180	1,243,918	15,406,509	20,806	-	102,629	45,314,467
Additions	-	567,598	-	-	185,450	16,743	(4,550)	307,607	1,072,848
Write-offs, net	-	24	-	-	-	3	(31)	-	(4)
Net transfers	-	371,584	-	-	-	19,207	-	(346,811)	43,980
Amortization	-	(716,689)	(444,960)	(86,098)	(693,991)	(6,057)	-	-	(1,947,795)
Balance at 12/31/16	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496
Additions	-	95,295	-	-	-	18	-	173,680	268,993
Write-offs, net	-	(1)	-	-	-	-	-	-	(1)
Net transfers	-	186,924	-	-	-	(24,110)	-	(184,265)	(21,451)
Amortization (Note 23)	-	(246,372)	(148,320)	(21,051)	(232,091)	(1,707)	-	-	(649,541)
Balance at 03/31/17	23,062,421	2,730,367	2,412,900	1,136,769	14,665,877	24,903	(4,581)	52,840	44,081,496

At 12/31/16
Cost	23,062,421	14,062,127	4,513,278	1,658,897	20,237,572	267,074	(4,581)	63,425	63,860,213
Accumulated amortization	-	(11,367,606)	(1,952,058)	(501,077)	(5,339,604)	(216,372)	-	-	(19,376,717)
Total	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496

At 03/31/17
Cost	23,062,421	14,341,174	4,513,278	1,658,897	20,237,572	238,202	(4,581)	52,840	64,099,803
Accumulated amortization	-	(11,610,807)	(2,100,378)	(522,128)	(5,571,695)	(213,299)	-	-	(20,018,307)
Total	23,062,421	2,730,367	2,412,900	1,136,769	14,665,877	24,903	(4,581)	52,840	44,081,496

b) Goodwill breakdown

	At 03/31/17 and 12/31/16
	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged with TDBH) (1)	-	212,058
Santo Genovese Participações Ltda. (2)	71,892	71,892
Telefônica Televisão Participações S.A. (3)	780,693	780,693
Vivo Participações S. A. (4)	9,160,488	9,160,488
GVT Participações S. A. (5)	12,837,141	12,837,141
Total	22,850,363	23,062,421

(1) Goodwill from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger of Telefônica Data Brasil Holding S.A.  (TDBH) in 2006.

(2) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(3) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008.

(4) Goodwill generated upon acquisition/merger of Vivo Participações in 2011.

(5)  Goodwill generated upon acquisition of GVT Participações in 2015 (Note 1c).

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

13)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Salaries and wages	33,709	54,525	34,542	55,476
Social charges and benefits	397,225	375,249	406,300	384,073
Profit sharing	131,362	282,134	132,796	285,887
Share-based payment plans (Note 28)	54,230	45,906	54,580	46,223
Total	616,526	757,814	628,218	771,659

Current	602,270	746,798	613,962	760,643
Non-current	14,256	11,016	14,256	11,016

14)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Sundry suppliers (Opex, Capex, Services e Material)	5,721,753	6,270,535	6,036,131	6,617,240
Amounts payable (operators, cobilling)	257,094	314,959	215,851	314,958
Interconnection / interlink (1)	280,335	369,715	321,577	369,715
Related parties (Note 27)	601,865	656,093	347,727	381,240
Total	6,861,047	7,611,302	6,921,286	7,683,153

Current	6,788,816	7,539,395	6,849,055	7,611,246
Non-current	72,231	71,907	72,231	71,907

(1)  The amount recorded as non-current refers to the judicial proceeding filed against SMP operators claims the reduction of VU-M amount. On October 15, 2007, obtained an injunction to provide a judicial deposit of the difference between VC1 calls (R$0.2899) and the amount effectively charged by SMP operators (R$0.3899). The amounts for those deposits are recognized in assets as “Judicial deposits and garnishments”.

15) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Income and social contribution taxes payable	-	-	16,341	11,520
ICMS	1,147,346	1,187,244	1,186,563	1,226,172
PIS and COFINS	361,558	371,838	396,658	412,149
Fust and Funttel	94,875	92,828	94,875	92,828
ISS, CIDE and other taxes	75,141	67,420	89,328	77,193
Total	1,678,920	1,719,330	1,783,765	1,819,862

Current	1,658,707	1,698,334	1,737,474	1,770,731
Non-current	20,213	20,996	46,291	49,131

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

16)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity payable

a.1) Breakdown:

	Company/Consolidated
	03/31/17	12/31/16
Telefónica Latinoamérica Holding S.L.	565,501	454,583
Telefónica S.A.	680,952	547,390
SP Telecomunicações Participações Ltda	429,291	345,090
Telefónica Chile S.A.	1,196	962
Non-controlling interest	902,864	847,006
Total	2,579,804	2,195,031

a.2) Changes:

Company/ Consolidated
Balance at 12/31/16	2,195,031
Interim interest on equity (net of IRRF)	450,500
Unclaimed dividends and interest on equity	(67,540)
Payment of dividends and interest on equity	(310)
IRRF on shareholders exempt/immune from interest on equity	2,123
Balance at 03/31/17	2,579,804

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

17) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provisions for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provisions for dismantling are as follows:

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Company
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/15	1,140,492	2,684,924	965,730	595,028	286,983	298,751	5,971,908
Inflows (income)	108,973	45,015	136,473	25,997	-	-	316,458
Inflows (except income)	-	98,573	1,929	-	-	4,390	104,892
Write-offs due to payment	(81,279)	(111,287)	(78,018)	-	-	-	(270,584)
Write-offs due to reversal (income)	(4,636)	(19,529)	(53,734)	-	(1,179)	(1,012)	(80,090)
Monetary restatement	32,223	119,659	49,459	16,308	5,967	323	223,939
Balances at 03/31/16	1,195,773	2,817,355	1,021,839	637,333	291,771	302,452	6,266,523
Inflows (income)	479,131	81,423	538,260	97,535	-	-	1,196,349
Inflows (except income)	-	1,741	5,897	-	-	158,238	165,876
Write-offs due to payment	(313,194)	(35,341)	(448,834)	(2,562)	(11,240)	-	(811,171)
Write-offs due to reversal (income)	(143,437)	(32,312)	(287,556)	(10,551)	(6,870)	(19,539)	(500,265)
Monetary restatement	121,061	262,343	162,340	55,478	52,598	11,139	664,959
Merger (note 1d)	35,236	14,597	46,284	51,701	555,486	89,541	792,845
Balances at 12/31/16	1,374,570	3,109,806	1,038,230	828,934	881,745	541,831	7,775,116
Inflows (income)	347,204	49,404	159,242	25,046	-	-	580,896
Inflows (except income)	-	100,252	650	-	-	7,058	107,960
Write-offs due to payment	(114,134)	-	(96,700)	(152)	-	-	(210,986)
Write-offs due to reversal (income)	(231,532)	(5,882)	(55,957)	(2,137)	(28,312)	-	(323,820)
Monetary restatement	39,089	112,631	34,923	21,501	24,658	4,138	236,940
Balances at 03/31/17	1,415,197	3,366,211	1,080,388	873,192	878,091	553,027	8,166,106

At 12/31/16
Current	202,113	-	205,831	775,679	-	-	1,183,623
Non-current	1,172,457	3,109,806	832,399	53,255	881,745	541,831	6,591,493

At 03/31/17
Current	243,927	-	221,739	810,994	-	-	1,276,660
Non-current	1,171,270	3,366,211	858,649	62,198	878,091	553,027	6,889,446

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/15	1,166,151	2,736,191	1,010,356	642,695	843,882	405,421	6,804,696
Inflows (income)	126,677	45,015	151,541	28,979	-	-	352,212
Inflows (except income)	-	98,573	1,929	-	-	4,390	104,892
Write-offs due to payment	(82,424)	(123,682)	(89,468)	-	-	-	(295,574)
Write-offs due to reversal (income)	(9,418)	(21,304)	(55,057)	-	(2,219)	(13,386)	(101,384)
Monetary restatement	32,360	116,634	49,519	17,359	5,595	323	221,790
Balances at 03/31/16	1,233,346	2,851,427	1,068,820	689,033	847,258	396,748	7,086,632
Inflows (income)	485,099	81,431	538,929	97,535	-	-	1,202,994
Inflows (except income)	958	1,741	5,968	-	-	158,238	166,905
Write-offs due to payment	(314,470)	(35,357)	(448,841)	(2,580)	(11,240)	-	(812,488)
Write-offs due to reversal (income)	(144,340)	(32,312)	(287,959)	(10,552)	(6,869)	(19,538)	(501,570)
Monetary restatement	122,364	262,751	162,440	55,498	52,596	11,139	666,788
Balances at 12/31/16	1,382,957	3,129,681	1,039,357	828,934	881,745	546,587	7,809,261
Inflows (income)	347,988	49,404	160,695	25,046	-	-	583,133
Inflows (except income)	-	100,252	650	-	-	7,058	107,960
Write-offs due to payment	(114,134)	-	(96,988)	(152)	-	-	(211,274)
Write-offs due to reversal (income)	(231,887)	(5,882)	(56,309)	(2,137)	(28,312)	-	(324,527)
Monetary restatement	39,359	113,818	35,472	21,501	24,658	4,138	238,946
Balances at 03/31/17	1,424,283	3,387,273	1,082,877	873,192	878,091	557,783	8,203,499

At 12/31/16
Current	202,113	-	205,831	775,679	-	-	1,183,623
Non-current	1,180,844	3,129,681	833,526	53,255	881,745	546,587	6,625,638

At 03/31/17
Current	243,927	-	221,739	810,994	-	-	1,276,660
Non-current	1,180,356	3,387,273	861,138	62,198	878,091	557,783	6,926,839

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

(1) This refers to contingent liabilities arising from Purchase Price Allocation (PPA) generated on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015 (Note 1c).

(2) These refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as at the time of execution of the initial lease agreement.

a) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature/ Level of Risk	03/31/17	12/31/16	03/31/17	12/31/16
Provisions - probable losses	1,415,197	1,374,570	1,424,283	1,382,957
Possible losses	277,295	275,483	287,656	293,146

Labor provisions and contingencies involve labor claims filed by former employees and outsourced employees (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan (“PAMA”), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been allocated for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is party to Public Civil Actions filed by the Labor Public Prosecutor’s Office, mainly in relation to the determination that the Company must cease the engagement of intermediaries to carry out its core activities. No amounts were allocated to the possible degree of risk in these Public Civil Actions in the above table, since at this stage of the proceedings it is not possible to estimate the cost to the Company in the event of loss.

b) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature/ Level of Risk	03/31/17	12/31/16	03/31/17	12/31/16
Provisions - probable losses	3,366,211	3,109,806	3,387,273	3,129,681
Federal and ANATEL	3,038,068	2,852,716	3,059,130	2,872,591
State	296,528	226,571	296,528	226,571
Municipal	31,615	30,519	31,615	30,519
Possible losses	30,695,246	29,539,669	31,222,216	30,050,578
Federal	6,333,959	6,155,891	6,350,025	6,169,787
State	15,835,038	14,999,333	16,237,488	15,389,802
Municipal	872,940	852,926	873,514	853,244
ANATEL	7,653,309	7,531,519	7,761,189	7,637,745

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

b.1) Probable tax contingencies

Federal Taxes

The Company and/or its subsidiaries are parties to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) social contribution taxes relating to supposed failure to pay 11% on invoices and bills received from service providers hired through transfer of workforce; (iii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iv) non-inclusion of interconnection and EILD expenses in the FUST base; (v) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vi) TFI/TFF on mobile stations; (vii) IRRF on interest on equity; (viii) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (ix) Social Investment Fund (Finsocial) offset amounts; (x) failure to pay withholding social contribution tax levied on services rendered, remuneration, salaries and other salary bases; (xi) COFINS - requirement resulting from non-inclusion of financial income in the tax base; and (xii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98.

At March 31, 2017, consolidated provisions totaled R$3,059,130 (R$2,872,591 at December 31, 2016).

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) disallowance of ICMS credits; (ii) telecommunications services not subject to ICMS; (iii) disallowance of ICMS on tax incentives; (iv) disallowance of ICMS credit relating to Agreement 39; (v) ICMS on co-billing; (vi) rate difference of ICMS; and (vii) ICMS on rent of infrastructure necessary for internet (data) services.

At March 31, 2017, consolidated provisions totaled R$296,528 (R$226,571 at December 31, 2016).

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (IPTU); (ii) Services tax (ISS) on equipment leasing services, non-core activities and supplementary activities; (iii) surveillance, control and monitoring fee (“TVCF”); and (iv) withholding of ISS on contractors’ services.

At March 31, 2017, consolidated provisions totaled R$31,615 (R$30,519 at December 31, 2016).

b.2) Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and ANATEL proceedings:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (social security contribution) on compensation payment for salary losses arising from the “Plano Verão” and the “Plano Bresser”, SAT, social security amounts owed to third parties (INCRA and SEBRAE), supply of meals to employees, withholding of 11% (assignment of workforce); (iii) IRRF on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from technical cooperation agreement with the National Treasury Department (“STN”) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign exchange contracts required by the Central Bank of Brazil; (vi) IRPJ and CSLL related to deductions of revenues from provision reversals; (vii) IRPJ and CSLL – disallowance of costs and sundry expenses not evidenced; (viii) deduction of COFINS on swap operation losses; (ix) PIS and COFINS accrual basis versus cash basis; (x) IRPJ FINOR, FINAN and FUNRES; (xi) IRPJ on derivatives transactions; (xii) IRPJ and CSLL, disallowance of expenses on goodwill paid for the acquisition of Celular CRT S.A. and the privatization process and corporate restructuring of Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (xiii) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (xiv) IPI levied on shipment of fixed access units from the Company's establishment; (xv) PIS and COFINS levied on value-added services and monthly subscription services; (xvi) INSS on Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (xvii) IOF – required on loan transactions, intercompany loans and credit transactions; and (xviii) Contribution in support of broadcasting (EBC).

At March 31, 2017, consolidated amounts involved totaled R$6,350,025 (R$6,169,787 at December 31, 2016).

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, which are awaiting decisions in different court levels.

Among these lawsuits, the following are highlighted: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) reversal of ICMS credit related to the acquisition of items intended to property, plant and equipment and payment of ICMS in interstate transfers of property, plant and equipment between branches; (iv) Reversal of previously unused ICMS credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF - Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xix) DETRAF fine; (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) ICMS on amounts given by way of discounts; (xxiii) new tax register bookkeeping without prior authorization by tax authorities; (xxiv) ICMS on monthly subscription; and(xxv) tax on unmeasured services.

At March 31, 2017, consolidated amounts involved totaled R$16,237,488 (R$15,389,802 at December 31, 2016).

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

The most important of these proceedings are: (i) ISS on non-core activity, value-added and supplementary services; (ii) ISS withholding at source; (iii) IPTU; (iv) land use tax; (v) various municipal charges; (vi) charge for use of mobile network and lease of infrastructure; (vii) advertising services; (viii) services provided by third parties; (ix) advisory services in corporate management provided by Telefónica International; (x) ISS on call identification and mobile phone licensing services; and (xi) ISS on full-time services, provisions, returns and cancelled tax receipts.

At March 31, 2017, consolidated amounts involved totaled R$873,514 (R$853,244 at December 31, 2016).

ANATEL

Universal Telecommunications Services Fund (“FUST”)

Writs of mandamus were filed seeking the right to not include expenses with interconnection and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL in the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At March 31, 2017, consolidated amounts involved totaled R$4,076,231 (R$4,089,065 at December 31, 2016).

Fund for Technological Development of Telecommunications (“FUNTTEL”)

The Company and/or its subsidiaries are parties to administrative and legal proceedings that are waiting to be tried by Higher Courts. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At March 31, 2017, consolidated amounts involved totaled R$1,251,368 (R$1,190,637 at December 31, 2016).

Telecommunications Inspection Fund (“FISTEL”)

Upon extension of the effective license period to use telephone switches in connection with the use of STFC (Fixed Switched Telephone Service) and extension of the right to use radiofrequency in connection with the use of Personal Communication Service (“SMP”), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At March 31, 2017, consolidated amounts involved totaled R$2,427,754 (R$2,352,000 at December 31, 2016), excluding the corresponding court deposits.

Public Price for Numbering Resource Management (“PPNUM”)

The Company, along with other wireless carriers in Brazil, is challenging in court the PPNUM charged by ANATEL for use by such carriers of the numbering resources managed by the agency. In view of the collections, the Company made a judicial deposit relating to the amounts due. On April 23, 2009, the carriers were handed down a favorable decision and the lawsuit is currently awaiting judgment in the court of appeals.

At March 31, 2017, consolidated amounts involved totaled R$5,836 (R$6,043 at December 31, 2016).

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

c) Provisions and civil contingencies

	Amounts involved
	Company		Consolidated
Nature/ Level of Risk	03/31/17	12/31/16	03/31/17	12/31/16
Provisions - probable losses	1,080,388	1,038,230	1,082,877	1,039,357
Possible losses	2,653,647	2,573,459	2,654,210	2,574,836

Provisions for probable civil

•       The Company and/or its subsidiaries are parties to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At March 31, 2017, consolidated provisions totaled R$286,377 (R$256,276 at December 31, 2016).

•       The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. At March 31, 2017, consolidated provisions totaled R$394,921 (R$386,699 at December 31, 2016).

•       The Company and/or its subsidiaries are parties to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At March 31, 2017, consolidated provisions totaled R$401,579 (R$396,382 at December 31, 2016).

Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•       Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the health insurance plan for retired employees (“PAMA”) and claim for the reestablishment of the prior “status quo”.  This proceeding is still in the appeal phase, and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•       Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry (FENAPAS), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the “windup of the supplementary private pension plan of the SISTEL Foundation”, which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off.  The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carries of the former Telebrás System.

•       The Public Prosecutor’s Office of São Paulo State began a civil class action claiming pain, suffering and damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages. The Company filed an appeal tried on April 13, 2015, and it was unanimously decided that the lower court decision should be amended and the claim should be dismissed. The Public Prosecutor’s Office of São Paulo State appealed against this decision and filed an appeal to higher and supreme courts. The Company submitted counterarguments to this appeal to higher and supreme courts. The appeals to higher and supreme courts were not accepted by the Public Prosecutor’s Office of São Paulo State. Final decision rendered favorable to the Company.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

•       The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the ordinary course of business. At March 31, 2017, the consolidated amount totaled to R$2,639,841 (R$2,559,252 at December 31, 2016).

•       TGLog (company controlled by TData) is party to a civil execution proceeding filed with the 3rd Civil Court of Barueri, São Paulo State, owing to alleged non-payment of transportation service bills. TGLog alleges that it made legitimate discounts owing to contract breaches and losses arising from damages to goods of its customers transported by the claimant, which are also subject matter of another proceeding. At March 31, 2017, the amount was R$162 (R$1,377 at December 31, 2016).

•       The Company has received notices regarding noncompliance with the Customer Service (SAC) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At March 31, 2017 and December 31, 2016 the consolidated amount was R$14,207.

•       Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (Lune), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark “Bina".  The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service (“Bina”), subject to a daily fine of R$10,000 (Ten thousand reais) in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. There is no way to determine the extent of potential liabilities with respect to this claim.

The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

d) Provisions and regulatory contingencies

	Amounts involved
	Company		Consolidated
Nature/ Level of Risk	03/31/17	12/31/16	03/31/17	12/31/16
Provisions - probable losses	873,192	828,934	873,192	828,934
Possible losses	5,352,052	5,018,205	5,352,052	5,018,205

Provisions for regulatory contingencies assessed as probable losses

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At March 31, 2017, consolidated provisions totaled R$873,192 (R$828,934 at December 31, 2016).

Regulatory contingencies assessed as possible losses

According to the Company’s management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible:

•       The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At March 31, 2017, the consolidated amount was R$5,352,052 (R$5,018,205 for the Company at December 31, 2016).

•       Administrative and judicial proceedings discussing payment of 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider’s Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated in clause 1.7 of referred Authorization Term.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

e) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	03/31/17			12/31/16
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	206,971	6,602,860	1,962,710	203,600	6,351,566	1,948,088
Total	206,971	6,602,860	1,962,710	203,600	6,351,566	1,948,088

At March 31, 2017, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$71,171 (R$67,393 at December 31, 2016).

18)  DEFERRED REVENUE

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Services and goods (1)	339,377	389,706	339,377	389,706
Disposal of PP&E (2)	222,296	227,397	222,296	227,397
Activation revenue (3)	33,103	44,117	33,782	44,914
Customer loyalty program (4)	58,116	56,210	58,116	56,210
Government grants (5)	129,265	133,300	129,265	133,300
Donations of equipment (6)	8,005	8,044	8,005	8,044
Other revenues (7)	80,028	81,500	80,596	82,068
Total	870,190	940,274	871,437	941,639

Current	396,525	428,488	397,772	429,853
Non-current	473,665	511,786	473,665	511,786

(1)  This refers mainly to the balances of revenues from recharging prepaid services, which are recognized in income as services are provided to customers. It includes the amount of the agreement the Company entered into for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan, which is intended solely for the rendering of SMP services by the operator for its customers.

(2)  Includes the net balances of the residual values from sale of non-strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(3)  This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

(4)  This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills relating to use of services offered. The balance represents the Company's estimate of customers’ exchanging points for goods and / or services in the future.

(5)  This refers to: i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which  have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6)  This refers to the balances of network equipment donated by suppliers, which are amortized over their useful life cycles

(7)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

19) LOANS, FINANCING AND DEBENTURES

a) Breakdown

	Company / Consolidated
	Information as of March 31, 2017				03/31/17			12/31/16
	Currency	Annual interest rate	Maturity	Garantees	Current	Non-current	Total	Current	Non-current	Total

Local currency					1,288,104	2,752,240	4,040,344	1,480,382	2,901,521	4,381,903

Financial Institutions (a.1)					728,561	1,986,931	2,715,492	711,848	2,158,303	2,870,151
BNDES FINEM - Contract 11.2.0814.1	URTJLP	TJLP+ 0 to 4.08%	7/15/2019	(1)	365,626	486,478	852,104	363,734	567,110	930,844
BNDES FINEM - Contract 08.2.1073.1	URTJLP	TJLP+ 2.05% to 2.95%	7/15/2017	(3)	14,711	-	14,711	29,319	-	29,319
BNDES FINEM - Contract 11.2.0963.1	URTJLP	TJLP+ 0 to 3.38%	8/15/2020	(3)	183,207	436,999	620,206	182,737	480,510	663,247
BNDES FINEM - Contract 11.2.0963.1	R$	5.00%	11/15/2019	(3)	14,678	24,323	39,001	14,686	27,971	42,657
BNDES FINEM - Contract 14.2.1192.1	URTJLP	TJLP+ 0 to 3.12%	1/15/2023	(3)	25,440	484,509	509,949	7,596	499,442	507,038
BNDES FINEM - Contract 14.2.1192.1	R$	4.00% to 6.00%	1/15/2023	(3)	23,736	148,878	172,614	12,320	163,222	175,542
BNDES FINEM - Contract 14.2.1192.1	R$	Selic Acum. D-2 + 2.32%	1/15/2023	(3)	13,364	339,270	352,634	1,408	340,600	342,008
BNDES PSI	R$	2.5% to 5.5%	1/15/2023	(2)	80,271	33,586	113,857	92,508	44,698	137,206
BNB	R$	7.06% to 10.00%	8/18/2022	(4)	7,528	32,888	40,416	7,540	34,750	42,290

Suppliers (a.2)	R$	107.7% to 115.7% of CDI	4/30/2018		517,293	3,076	520,369	722,591	-	722,591

Finance lease (a.3)	R$	IPCA and IGP-M	8/31/2033		42,250	337,931	380,181	45,943	328,485	374,428

Contingent Consideration (a.4)	R$	Selic			-	424,302	424,302	-	414,733	414,733

Foreign Currency					1,042,268	182,897	1,225,165	1,062,593	225,271	1,287,864

Financial Institutions (a.1)					1,042,268	182,897	1,225,165	1,062,593	225,271	1,287,864
BNDES FINEM - Contract 11.2.0814.1	UMBND	ECM + 2.38%	7/15/2019	(1)	133,905	182,897	316,802	136,850	225,271	362,121
Resolution 4131 - Scotiabank and Bank of America	US$	2.05% and Libor + 2.00%	12/18/2017		908,363	-	908,363	925,743	-	925,743

Total					2,330,372	2,935,137	5,265,509	2,542,975	3,126,792	5,669,767

Garantees

(1)  Guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

(2)  Disposal of financed assets.

(3)  Assignment of receivables corresponding to 20% of outstanding debt balance or 1 time the last installment of sub-credit facility "A" (UMIPCA) plus 5 times the last installment of each of the other sub-credit facilities, whichever is greater.

(4)  Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance.Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$11,097 and R$10,773 at March 31, 2017 and December 31, 2016, respectively.

a.1)  Loans and financing

On March 31, 2017, the contractual terms of the loans and financing are the same as in Note 21) Loans, Financing and Debentures, as disclosed in the financial statements for the fiscal year ended December 31, 2016.

a.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on fixed CDI rate for the corresponding periods, with the net cost equivalent to between 107.7% and 115.7% of CDI (108.4% Of CDI as of December 31, 2016).

a.3) Finance lease

The Company has contracts classified as financial leasing in the lessee condition, related to: (i) lease of towers and rooftops arising from sale and finance leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments of the agreement.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The balance of amounts payable relating to aforementioned transactions comprises the following effects:

	Company / Consolidated
	03/31/17	12/31/16
Nominal value payable	812,855	831,479
Unrealized financial expenses	(432,674)	(457,051)
Present value payable	380,181	374,428

Current	42,250	45,943
Non-current	337,931	328,485

Aging list of finance lease payable at March 31, 2017 is as follows:

	Company / Consolidated
	Nominal value payable	Present value payable
Up to 1 year	47,908	42,250
From 1 to 5 years	198,911	143,084
Over five years	566,036	194,847
Total	812,855	380,181

There are no unsecured residual values resulting in benefits to the lessor nor in contingent payments recognized as revenue at March 31, 2017 and December 31, 2016.

a.4) Contingent Consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart  (Note 1c), a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income and social contribution taxes on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If succeeds in receiving (being reimbursed, refunded for, or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

b)  Debentures

The contractual terms of the debentures are the same as in Note 21) Loans, Financing and Debentures, as disclosed in the financial statements for the fiscal year ended December 31, 2016, except for the new issue described below.

5th Issue

At a meeting held on January 26, 2017, the Company's Board of Directors resolved to hold the 5th issue of simple debentures, non-convertible into shares of the Company, in a single series, unsecured, in the total amount of R$2,000,000, which were subject to public placement with restricted efforts, under a firm guarantee regime, under the terms of ICVM 476/09.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

On February 8, 2017, the Company issued 200,000 debentures, with a par value equivalent to R$10,000 (Ten thousand reais). The debentures have a maturity of five years and the nominal unit value of each of the debentures will not be monetarily restated.

Remuneration interest corresponds to 108.25% of the accumulated variation of the average daily rates of one-day Interbank Deposits ("DI").

The net proceeds obtained by the Company with this issuance will be fully used for reprofiling the Company's financial liabilities, taking into consideration the Company's ordinary management business.

The following discloses some information on the debentures in effect on March 31, 2017 and December 31, 2016.

	Company / Consolidated
	Information as of March 31, 2017						#REF!			#REF!
	Issue date		Amounts
Issue		Maturity	Issued	Outstanding	Issue value	Remuneration p.a.	Current	Non-current	Total	Current	Non-current	Total

4th issue – Series 3	10/15/2009	10/15/2019	810,000	23,557	810,000	IPCA+4.00%	690	38,244	38,934	307	36,990	37,297
1st issue – Minas Comunica	12/17/2007	7/5/2021	5,550	5,550	55,500	IPCA+0.50%	-	98,831	98,831	-	97,308	97,308
3rd issue	9/10/2012	9/10/2017	200,000	200,000	2,000,000	100% do CDI + 0.75%	2,014,394	-	2,014,394	2,086,763	-	2,086,763
4th issue	4/25/2013	4/25/2018	130,000	130,000	1,300,000	100% do CDI + 0.68%	75,183	1,300,000	1,375,183	33,434	1,299,505	1,332,939
5th issue	2/8/2017	2/8/2022	200,000	200,000	2,000,000	108.25% do CDI	34,446	1,995,571	2,030,017	-	-	-
Total							2,124,713	3,432,646	5,557,359	2,120,504	1,433,803	3,554,307

Transaction costs associated a 3rd, 4th and 5th issues, totaling R$5,721 at March 31, 2017 (R$495 at December 31, 2016), was allocated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of this issue.

c) Repayment schedule

At March 31, 2017, breakdown of non-current loans, financing, finance lease, debentures and contingent consideration by year of maturity is as follows:

	Company / Consolidated
Year	Loans and financing	Debentures	Finance lease	Suppliers	Contingent consideration	Total
2018	695,747	1,357,206	42,187	3,076	-	2,098,216
2019	718,471	52,119	40,142	-	-	810,732
2020	336,894	13,875	31,600	-	-	382,369
2021	210,424	1,009,446	29,155	-	-	1,249,025
2022 onwards	208,292	1,000,000	194,847	-	424,302	1,827,441
Total	2,169,828	3,432,646	337,931	3,076	424,302	6,367,783

d)  Covenants

There are loans and financing with BNDES (Note 19.a) and debentures (Note 19.b) with specific covenants for penalty in the event of breach of contract. A breach of contract provided for in the agreements with the institutions listed above is characterized as noncompliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), breach of a contractual clause, resulting in the early settlement of the contract.

At March 31, 2017 and December 31, 2016 all economic and financial indexes established in existing contracts have been achieved.

e)  Changes

Changes in loans and financing, debentures, finance lease agreements and contingent consideration are as follows:

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Company
	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent consideration	Total
Balance at 12/31/15	3,190,529	3,544,714	271,530	1,113,244	377,721	8,497,738
Inflows	-	-	2,675	114,426	-	117,101
Financial charges (Note 25)	97,850	120,951	22,240	6,527	5,881	253,449
Issue costs	-	124	-	-	-	124
Foreign exchange variation (Note 25)	(140,245)	-	-	-	-	(140,245)
Write-offs (payments)	(214,640)	(142,300)	(7,294)	(996,946)	-	(1,361,180)
Balance at 03/31/16	2,933,494	3,523,489	289,151	237,251	383,602	7,366,987
Inflows	466,629	-	59,191	551,659	-	1,077,479
Government grants (Note 18)	(12,040)	-	-	-	-	(12,040)
Financial charges	287,390	365,227	40,002	43,406	31,131	767,156
Issue costs	-	371	-	-	-	371
Foreign exchange variation	(132,550)	-	-	-	-	(132,550)
Write-offs (payments)	(917,574)	(334,780)	(35,991)	(109,725)	-	(1,398,070)
Merger (note 1d)	1,532,666	-	22,075	-	-	1,554,741
Balance at 12/31/16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074
Inflows	-	2,000,000	2,163	146,483	-	2,148,646
Financial charges (Note 25)	99,417	144,841	21,310	18,914	9,569	294,051
Issue costs	-	(5,329)	-	-	-	(5,329)
Foreign exchange variation (Note 25)	(40,224)	-	-	-	-	(40,224)
Write-offs (reversal)	-	-	(3,032)	-	-	(3,032)
Write-offs (payments)	(276,551)	(136,460)	(14,688)	(367,619)	-	(795,318)
Balance at 03/31/17	3,940,657	5,557,359	380,181	520,369	424,302	10,822,868

	Consolidated
	Loans and financing	Debentures	Finance lease	Financing - Suppliers	Contingent consideration	Total
Balance at 12.31.15	4,773,489	3,544,714	296,684	1,228,682	377,721	10,221,290
Inflows	-	-	2,675	114,426	-	117,101
Financial charges (Note 25)	137,478	120,951	23,001	6,632	5,881	293,943
Issue costs	-	124	-	-	-	124
Foreign exchange variation (Note 25)	(140,245)	-	-	-	-	(140,245)
Write-offs (payments)	(304,562)	(142,300)	(11,134)	(1,112,489)	-	(1,570,485)
Balance at 03.31.16	4,466,160	3,523,489	311,226	237,251	383,602	8,921,728
Inflows	466,629	-	59,191	551,659	-	1,077,479
Government grants (Note 18)	(12,040)	-	-	-	-	(12,040)
Financial charges	287,389	365,227	40,002	43,406	31,131	767,155
Issue costs	-	371	-	-	-	371
Foreign exchange variation	(132,550)	-	-	-	-	(132,550)
Write-offs (payments)	(917,573)	(334,780)	(35,991)	(109,725)	-	(1,398,069)
Balance at 12.31.16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074
Inflows	-	2,000,000	2,163	146,483	-	2,148,646
Financial charges (Note 25)	99,417	144,841	21,310	18,914	9,569	294,051
Issue costs	-	(5,329)	-	-	-	(5,329)
Foreign exchange variation (Note 25)	(40,224)	-	-	-	-	(40,224)
Write-offs (reversal)	-	-	(3,032)	-	-	(3,032)
Write-offs (payments)	(276,551)	(136,460)	(14,688)	(367,619)	-	(795,318)
Balance at 03.31.17	3,940,657	5,557,359	380,181	520,369	424,302	10,822,868

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

20) OTHER LIABILITIES

	Company		Consolidated
	03/31/17	12/31/16	03/31/17	12/31/16
Authorization licenses (1)	228,954	1,048,523	228,954	1,048,523
Liabilities with related parties (Note 27)	52,958	145,332	13,709	112,358
Payment for license renewal (2)	241,131	215,154	241,131	215,154
Third-party withholdings (3)	188,500	222,696	191,307	227,685
Surplus from post-employment benefit plans (Note 29)	335,577	327,670	335,577	327,670
Amounts to be refunded to subscribers	181,190	166,644	183,274	168,708
Other liabilities	94,164	90,815	96,794	92,447
Total	1,322,474	2,216,834	1,290,746	2,192,545

Current	726,867	1,641,926	732,659	1,640,757
Non-current	595,607	574,908	558,087	551,788

(1)  Includes to a portion of the Company’s liability arising from an agreement entered into with ANATEL, whereby the operators that won this auction organized Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV (“EAD”), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems, in addition to other operations in which the winning operators have obligations, as defined in the agreement. On January 31, 2017, the Company paid R$858,991 to EAD, referring to the 2nd and 3rd installments of the auction of 700 MHz national frequency bands for the provision of SMP, performed by ANATEL on September 30, 2014.

(2)  This refers to the cost of renewing STFC and SMP licenses. See Note 1.b).

(3)  This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

21)  EQUITY

a) Capital

According to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Nevertheless, Brazil’s Corporation Law (Law nº 6.404/76, Article 166, item IV) establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached..

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the  Articles of Incorporation, but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company's Articles of Incorporation and item II, paragraph 1, article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years and this right will be kept until payment of said dividend.

Paid-in capital at March 31, 2017 and December 31, 2016 amounted to R$63,571,416. After all the events described above, subscribed and paid-in capital is divided into shares without par value, held as follows:

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%, including treasury shares

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%

Non-controlling shareholders	29,320,789	5.13%	415,132,512	37.09%	444,453,301	26.28%
Other shareholders	29,320,789	5.13%	415,132,512	37.09%	444,453,301	26.28%

Total shares (not including outstanding shares)	569,354,053	99.60%	1,119,340,367	100.00%	1,688,694,420	99.86%

Treasury Shares	2,290,164	0.40%	339	0.00%	2,290,503	0.14%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%

Book value per share (not including outstanding shares):
At 03/31/17 (in R$)						41.32
At 12/31/16 (in R$)						41.00

b) Capital reserves

b.1) Treasury shares

The Company's shares held in treasury, arising from (i) the acquisition and merger of shares of GVTPart, where the holders of common and preferred shares of the Company that expressed their dissent regarding the acquisition of GVTPart; And (ii) the transfer of 395 preferred shares in treasury to outstanding shares, related to compliance with court decisions in which the Company is involved, that deals with rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996 (Note 17.c).

The balance of this item at March 31, 2017 and December 31, 2016 was R$87,790.

b.2) Other capital reserves

The breakdown as of March 31, 2017 and December 31, 2016 is as follows.

Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,799,004
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (2)	(112,107)
Direct costs of capital increases (3)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)
Reclassification premium in the acquisition of equity interest in TData (5)	(75,388)
Transfer of lawsuits concerning judicial proceedings (6)	2
Total	1,360,371

(1)  Includes (i) R$63,074 in tax benefit arising from the absorption of Telefônica Data do Brasil Ltda., which will be capitalized in favor of the controlling shareholder (SP Telecomunicações Participações Ltda.) once the tax credit has been recognized in accordance with CVM Instruction 319/99; and (ii) R$2,735,930 related to the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

(2)  The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders’ Meeting held in March 12, 2015.

(3)  Refers to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares.

(4)  Refers the difference between the economic values of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date.

(5)  Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10 / CPCs 35 and 36, would be recorded in equity when there is no change in the shareholding control.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

(6)  Refers transferred 395 preferred shares in treasury to outstanding shares, equivalent to the amount of R$15, related to compliance with judicial process decisions in which the Company is involved, regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996, occurred in December 2016 (Note 17.c).

c) Income reserves

c.1) Legal reserve

This reserve is set up by allocation of 5% of the year's net income within a maximum of 20% of paid-up capital. The legal reserve may only be used to increase capital and offset accumulated losses.

The balance of this item was R$1,907,905 at March 31, 2017 and December 31, 2016.

c.2) Special Reserve for Expansion and Modernization

In accordance with Article 196 of Law 6.404/76, based on the capital budget submitted and approved of the General Meeting of Shareholders, the Company established a special reserve of R$550,000 for expansion and modernization, which will be used to partially fund capital expenditure for the 2017 financial year.

The balance of this item at March 31, 2017 and December 31, 2016 was R$550,000.

c.3) Tax Incentives Reserve

In relation to ICMS tax paid in the states of Minas Gerais and Espírito Santo, the Company holds tax benefits in the form of credits granted by the competent bodies against investments it made to install supporting equipment for SMP services, which is fully functioning and operating in accordance with current regulations, thus ensuring that the localities listed in the procurement notice will be included in the SMP coverage area.

The portion of these tax benefits was excluded from calculations of dividends and may be used only in cases of capital increase or absorption of losses.

The balance of this caption at March 31, 2017 and December 31, 2016 was R$19,727 and R$17,069, respectively.

d) Dividend and interest on equity

d.1) Additional dividends for 2016

As per management's proposal for allocation of net income on December 31, 2016, the Company classified R$1,913,987 as proposed additional dividend. This proposal will be submitted to the Annual Shareholders' Meeting to be held in the April 26, 2017 (Note 33).

d.2) Interim payments of interest on equity of 2017

At meetings of the Company's Board of Directors, the shareholders 'meeting approved the allocations of interest on shareholders' equity, related to the 2017 fiscal year, pursuant to Article 28 of the Company's Bylaws, Article 9 Of Law 9249/95 and CVM Deliberation 638/12, which will be allocated to the mandatory minimum dividend for the fiscal year of 2017, as follows:

	Dates			Gross Amount			Net Value			Amount per Share (1)
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	02/13/17	02/24/17	Until 12/31/18	56,916	123,084	180,000	48,379	104,621	153,000	0.084970	0.093467
IOE	03/20/17	03/31/17	Until 12/31/18	110,669	239,331	350,000	94,069	203,431	297,500	0.165220	0.181742
Total	Total			167,585	362,415	530,000	142,447	308,053	450,500

d.3) Unclaimed dividends and interest on equity

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

Pursuant to article 287, paragraph II, item “a” of Law No. 6.404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity upon expiry.

In the three-months period ended March 31, 2017, the Company reverted expired dividends in the amount of R$67,540.

e) Other comprehensive income

Financial instruments available for sale: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (jointly-controlled entity).

Changes in other comprehensive income are as follows:

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation effects - foreign investments	Total
Balances at 12/31/15	(8,936)	379	34,025	25,468
Exchange variation	-	-	(4,211)	(4,211)
Losses from future contracts	-	(15,456)	-	(15,456)
Losses on financial assets available for sale	(157)	-	-	(157)
Balances at 03/31/16	(9,093)	(15,077)	29,814	5,644
Exchange variation	-	-	(13,021)	(13,021)
Gains from future contracts	-	15,498	-	15,498
Reclassification of gains cash flow hedge for capex	-	3,128	-	3,128
Gains on financial assets available for sale	212	-	-	212
Balances at 12/31/16	(8,881)	3,549	16,793	11,461
Exchange variation	-	-	(1,051)	(1,051)
Gains from future contracts	-	4,047	-	4,047
Gains on financial assets available for sale	307	-	-	307
Balances at 03/31/17	(8,574)	7,596	15,742	14,764

f) Company Share Repurchase Program

In a meeting held on December 9, 2015, the Company’s Board of Directors, in accordance with article 17, item XV, of the Articles of Incorporation, approved the repurchase of common and preferred shares issued by the Company, under CVM Ruling No. 567, of September 17, 2015, for acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or to be held in treasury, without decreasing capital.

In the three-months period ended March 31, 2017, the Company had not acquired any shares under its repurchasing program to be held in treasury, subsequent sale and/or cancellation.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year.

The following table shows the calculation of earnings per share for the quarters ended March 31, 2017 and 2016:

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Company
	1st quarter of 2017	1st quarter of 2016
Net income for the year attributable to shareholders:	996,197	1,218,230
Common shares	314,995	385,201
Preferred shares	681,202	833,029

Number of shares:	1,688,694	1,688,694
Weighted average number of outstanding common shares for the year	569,354	569,354
Weighted average number of outstanding preferred shares for the year	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares (R$)	0.55	0.68
Preferred shares (R$)	0.61	0.74

22)  NET OPERATING REVENUE

	Company		Consolidated
	1st quarter of 2017	1st quarter of 2016	1st quarter of 2017	1st quarter of 2016
Gross operating revenue (1)	15,979,142	12,673,748	16,570,394	15,998,645

Deductions from gross operating revenue	(5,899,496)	(4,315,635)	(5,980,244)	(5,567,249)
Taxes	(4,119,220)	(3,263,669)	(4,197,975)	(3,836,879)
Discounts granted and return of goods	(1,780,276)	(1,051,966)	(1,782,269)	(1,730,370)

Net operating revenue	10,079,646	8,358,113	10,590,150	10,431,396

(1)  These include telephone services, use of interconnection network, data and SVA services, cable TV and other services. For the quarters ended March 31, 2017 and 2016 respectively, the amounts relating to infrastructure-related swap contracts, for which the Company acts as an agent under IAS 18, totaled R$123,042 and R$57,615, respectively (Note 23).

No one customer accounted for more than 10% of gross operating revenues in the quarters ended March 31, 2017 and 2016.

All amounts in net income are included in income and social contribution tax bases.

23) OPERATING COSTS AND EXPENSES

	Company
	1st quarter of 2017				1st quarter of 2016
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(196,275)	(573,415)	(128,951)	(898,641)	(134,415)	(423,351)	(111,532)	(669,298)
Third-party services	(1,196,345)	(1,608,319)	(305,297)	(3,109,961)	(975,865)	(1,409,516)	(282,488)	(2,667,869)
Interconnection and network use	(392,978)	-	-	(392,978)	(530,466)	-	-	(530,466)
Advertising and publicity	-	(207,170)	-	(207,170)	-	(168,944)	-	(168,944)
Rental, insurance, condominium and connection means (1)	(620,287)	(35,869)	(49,597)	(705,753)	(471,772)	(40,393)	(37,375)	(549,540)
Taxes, charges and contributions	(443,664)	(11,008)	(13,818)	(468,490)	(418,404)	(1,135)	(13,807)	(433,346)
Estimated impairment losses on accounts receivable (Note 4)	-	(327,248)	-	(327,248)	-	(276,665)	-	(276,665)
Depreciation and amortization (2)	(1,463,041)	(360,905)	(112,186)	(1,936,132)	(1,121,383)	(228,384)	(92,681)	(1,442,448)
Cost of goods sold	(446,846)	-	-	(446,846)	(494,598)	-	-	(494,598)
Materials and other operating costs and expenses	(19,962)	(32,054)	(6,381)	(58,397)	(10,348)	(33,972)	(768)	(45,088)
Total	(4,779,398)	(3,155,988)	(616,230)	(8,551,616)	(4,157,251)	(2,582,360)	(538,651)	(7,278,262)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Consolidated
	1st quarter of 2017				1st quarter of 2016
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(204,065)	(575,834)	(132,015)	(911,914)	(282,270)	(501,572)	(136,623)	(920,465)
Third-party services	(1,415,741)	(1,599,161)	(296,759)	(3,311,661)	(1,455,936)	(1,501,587)	(321,875)	(3,279,398)
Interconnection and network use	(392,978)	-	-	(392,978)	(556,381)	-	-	(556,381)
Advertising and publicity	-	(207,170)	-	(207,170)	-	(220,706)	-	(220,706)
Rental, insurance, condominium and connection means (1)	(623,694)	(36,109)	(49,654)	(709,457)	(570,841)	(49,640)	(37,941)	(658,422)
Taxes, charges and contributions	(457,453)	(11,008)	(14,753)	(483,214)	(455,214)	(2,368)	(15,993)	(473,575)
Estimated impairment losses on accounts receivable (Note 4)	-	(357,743)	-	(357,743)	-	(344,390)	-	(344,390)
Depreciation and amortization (2)	(1,470,390)	(360,915)	(112,305)	(1,943,610)	(1,496,028)	(324,403)	(92,824)	(1,913,255)
Cost of goods sold	(472,747)	-	-	(472,747)	(517,966)	-	-	(517,966)
Materials and other operating costs and expenses	(21,363)	(34,198)	(6,515)	(62,076)	(22,006)	(40,863)	(9,831)	(72,700)
Total	(5,058,431)	(3,182,138)	(612,001)	(8,852,570)	(5,356,642)	(2,985,529)	(615,087)	(8,957,258)

(1)  The amounts relating to infrastructure-related swap contracts, under the concept of agent under CPC 30/IAS 18, which were not recognized as costs and revenues for the quarters ended March 31, 2017 and 2016 respectively, totaled R$123,042 and R$57,615, respectively (Note 22).

(2) Includes R$884 and R$3,186, related to non-cumulative PIS and COFINS tax credits for the quarters ended March 31, 2017 and 2016, respectively.

24)  OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	1st quarter of 2017	1st quarter of 2016	1st quarter of 2017	1st quarter of 2016
Recovered expenses and fines	114,191	128,405	115,625	148,663
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 17)	(257,076)	(237,380)	(258,606)	(264,214)
Net gain (loss) on asset disposal/loss (1)	(549)	479,936	(5,751)	485,102
Other operating income (expenses) (2)	(37,187)	25,343	(18,566)	31,544
Total	(180,621)	396,304	(167,298)	401,095

Other operating income	114,191	632,672	115,625	664,297
Other operating expenses	(294,812)	(236,368)	(282,923)	(263,202)
Total	(180,621)	396,304	(167,298)	401,095

(1)  The amount shown for 2016 includes R$476,371 (net of residual values) from the Company's sale of 1,655 of transmission towers to Telxius Torres Brasil (company of the Telefónica Group). After the sale of these assets, a lease agreement for part of the towers sold was entered into, thus ensuring continued transmission of data for mobile services.

The transaction was recognized as sale and leaseback as provided under IAS 17. Management analyzed each asset leased back and classified them as operating or finance leases in accordance with IAS 17 qualitative and quantitative criteria.

Risks and benefits relating to these towers have been transferred to their purchasers, with the exception of several towers for which transfer of risks and benefits was not possible. For these items, the amount was recognized as deferred revenue (Note 18).

(2)  In the same transaction described in item (1), the Company transferred assignment of current lease agreements for sites and sold sharing agreements (customer portfolio) for R$40,899.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

25) FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	1st quarter of 2017	1st quarter of 2016	1st quarter of 2017	1st quarter of 2016
Financial Income
Interest income	172,275	114,159	190,193	139,885
Interest receivable (customers, taxes and other)	36,873	17,359	37,346	38,388
Gain on derivative transactions (Note 30)	94,442	345,192	94,442	345,192
Foreign exchange variations on loans and financing (Note 19)	62,677	200,532	62,677	200,532
Other revenues from foreign exchange and monetary variation	118,759	63,281	121,815	59,270
Other financial income	40,598	7,078	47,441	14,933
Total	525,624	747,601	553,914	798,200

Financial Expenses
Loan, financing, debenture, finance lease charges and contingent consideration (Note 19)	(294,051)	(253,449)	(294,051)	(293,943)
Foreign exchange variation on loans and financing (Note 19)	(22,453)	(60,287)	(22,453)	(60,287)
Loss on derivative transactions (Note 30)	(143,697)	(453,123)	(143,697)	(453,123)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(35,686)	(109,263)	(36,573)	(114,813)
Other expenses with foreign exchange and monetary variation	(284,467)	(143,666)	(287,503)	(142,205)
IOF, Pis, Cofins and other financial expenses	(58,900)	(24,260)	(60,009)	(50,622)
Total	(839,254)	(1,044,048)	(844,286)	(1,114,993)

26) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes. Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%).

	Company		Consolidated
	1st quarter of 2017	1st quarter of 2016	1st quarter of 2017	1st quarter of 2016
Income before taxes	1,195,637	1,435,719	1,280,715	1,558,688
Income and social contribution tax expenses, at the tax rate of 34%	(406,517)	(488,144)	(435,443)	(529,954)
Permanent and temporary differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 10)	55,032	110,042	274	84
Unclaimed interest on equity	(10,319)	-	(10,319)	-
Non-deductible expenses, gifts, incentives	(18,872)	(30,571)	(20,276)	(32,185)
Tax benefit related to interest on equity allocated	180,200	182,580	180,200	182,580
Other (additions) exclusions	1,036	8,604	1,046	39,017
Tax debits	(199,440)	(217,489)	(284,518)	(340,458)

Effective rate	16.7%	15.1%	22.2%	21.8%
Current income and social contribution taxes	(40,591)	(266,206)	(142,915)	(413,096)
Deferred income and social contribution taxes	(158,849)	48,717	(141,603)	72,638

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 6.b).

27) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)   Fixed and mobile telephony services provided by Telefónica Group companies;

b)   Digital TV services provided by Media Networks Latino America;

c)   Lease and maintenance of safety equipment provided by Telefônica Inteligência e Segurança Brasil;

d)   Corporate services passed through at the cost effectively incurred for these services;

e)   Systems development and maintenance services provided by Telefónica Global Technology;

f)    International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil (former Telefónica International Wholesale Brasil), Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br;

g)   Administrative and management services (financial, property, accounting and human resources services) provided by Telefônica Serviços Empresariais do Brasil;

h)   Tower operations between the Company and Telxius Torres Brasil, pursuant to the Infrastructure Purchase and Sale Agreement, Assignment of Lease Agreements, Shares and Other Covenants, executed in March 2016. The subject of the agreement refers to Purchase and sale of 1,655 tower structures, assignment of existing land leases and share agreements. The total value of the agreement was R$760,000, consisting of R$719,101 related to tower infrastructures and R$40,899 referring to the customer portfolio. The terms of the agreement were prepared taking into account (i) previous transactions of the same nature carried out between the Company and other companies in the market; (ii) appraisal report of the assets object of the contract, carried out by an independent specialized company; and (iii) internal business plan demonstrating that the operation is profitable for the Company.

i)    Content-related services provided by Terra Networks Brasil;

j)    Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA

k)   Long distance call and international roaming services provided by companies of Telefónica Group;

l)    Sundry expenses and costs to be reimbursed by companies of Telefónica Group;

m) Brand Fee for assignment of rights to use the brand paid to Telefónica;

n)   Stock option plan for employees of the Company and its subsidiaries related to acquisition of Telefónica shares;

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

o)   Cost Sharing Agreement (CSA) for digital-business related expenses reimbursed to Telefónica Latino América Holding S.L. (former Telefónica Internacional) and Telefónica Digital;

p)   Leases/rentals of Telefónica Group companies’ buildings;

q)   Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;

r)    Integrated e-learning, online education and training solutions provided by T.learning Services Brasil;

s)   Factoring transactions, credit facilities for services provided by the Group's suppliers;

t)    Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development;

u)   Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX;

v)   Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services; and

w)  Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil.

As described in Note 29, the Company and its subsidiaries sponsor pension plans and other post-employment benefits to its employees with Visão Prev e Sistel.

The following table summarizes the consolidated balances with related parties:

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Assets
		At 03/31/17				At 12/31/16
		Current assets			Non-current assets	Current assets			Non-current assets
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	138	9,607	14	-	94	9,607	11
Telefónica LatinoAmerica Holding	d) / l)	-	-	94,494	-	-	-	206,619	-
Telefónica	l)	-	-	544	-	-	-	633	-
		-	138	104,645	14	-	94	216,859	11
Other Group companies
Telefônica Learning Services Brasil	a)	-	58	-	-	-	64	-	-
Companhia AIX de Participações	a)	-	34	-	-	-	37	-	-
Telefônica On The Spot Soluções Digitais Brasil	a) / d)	-	500	12	-	-	370	6	-
Media Networks Brasil Soluções Digitais	a) / d)	-	107	19	40	-	81	19	40
Telefônica Factoring do Brasil	a) / d)	-	1,272	6	21	-	4,927	6	16
Telxius Cable Brasil	a) / d) / k / l) / p)	-	6,240	2,205	76	-	11,513	2,602	76
Telefônica Inteligência e Segurança Brasil	a) / d) / l)	-	699	595	350	-	868	595	350
Terra Networks Brasil	a) / d) / l)	-	4,333	7,664	46	-	5,499	7,550	46
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	-	2,781	351	2,561	-	2,518	343	2,067
Telxius Torres Brasil	d) / p) / h)	-	21,386	4,850	-	-	13,842	3,709	-
Telefónica USA	j)	-	4,643	-	-	-	3,550	-	-
Telefónica International Wholesale Services Espanha	j) / k)	-	77,947	-	-	-	82,613	-	-
Telefónica Moviles España	k)	-	9,128	-	-	-	9,220	-	-
Colombia Telecomunicaciones ESP	k)	-	2,911	3,843	-	-	2,641	3,900	-
Telefónica Moviles Argentina	k)	-	5,927	-	-	-	6,288	-	-
Telefónica Moviles Chile	k)	-	10,046	332	-	-	10,207	337	-
Pegaso PCS	k)	-	6,531	-	-	-	6,163	-	-
Telefónica Moviles Uruguay	k)	-	713	-	-	-	761	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	-	8,825	-	-	-	8,809	-	-
T.O2 Germany GMBH CO. OHG	k)	-	11,686	-	-	-	9,849	-	-
Telcel Telecom. Celulares C. A.	k)	-	5,966	-	-	-	6,180	-	-
Telefónica Moviles Panama	k)	-	1,320	-	-	-	1,260	-	-
Telefónica Global Technology	l)	-	-	11,763	-	-	1,614	11,244	-
Telfisa	q)	49,064	-	-	-	78,070	-	-	-
Other	a) / d) / k) / l) / p)	-	2,142	684	239	-	1,938	693	210
		49,064	185,195	32,324	3,333	78,070	190,812	31,004	2,805
Total		49,064	185,333	136,969	3,347	78,070	190,906	247,863	2,816

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Liabilities
		At 03/31/17			At 12//31/16
		Current liabilities		Non-current liabilities	Current liabilities		Non-current liabilities
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities	Other liabilities	Trade accounts payable and other payables	Other liabilities	Other liabilities
Parent Companies
SP Telecomunicações Participações	l)	-	533	-	-	533	-
Telefónica LatinoAmerica Holding	l)	73	-	-	109	-	-
Telefónica	l) / m) / n)	2,874	258	-	2,236	84,759	-
		2,947	791	-	2,345	85,292	-
Other Group companies
Media Networks Latina America SAC	b)	11,896	-	-	32,398	-	-
Telefônica Inteligência e Segurança Brasil	c)	15,528	19	8	26,516	19	8
Telxius Torres Brasil	d ) / h)	34,050	7,205	-	33,178	15,991	-
Telxius Cable Brasil	d) / f) / l)	45,645	1,690	378	52,210	1,690	378
Telefónica Global Technology	e)	15,508	-	-	15,169	-	-
Telefónica USA	f)	16,190	-	164	14,283	-	168
Media Networks Brasil Soluções Digitais	f)	16,031	-	318	11,821	-	318
Telefónica International Wholesale Services Espanha	f) / k)	56,121	8	-	50,121	8	-
Telefônica Serviços Empresariais do Brasil	g) / l)	-	998	609	112	803	239
Terra Networks Brasil	i)	4,701	440	769	3,360	440	769
Telefónica Moviles España	k)	4,160	-	-	4,671	-	-
Colombia Telecomunicaciones S.A. ESP	k)	2,206	-	-	2,675	-	-
Telefónica Moviles Argentina	k)	4,847	-	-	13,997	-	-
Telefónica Moviles Chile	k)	9,656	-	-	10,673	-	-
Pegaso PCS	k)	1,928	-	-	2,452	-	-
Telefónica Moviles Uruguay	k)	1,999	-	-	2,059	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	3,842	-	-	3,868	-	-
T.O2 Germany GMBH CO. OHG	k)	5,710	-	-	4,409	-	-
Telcel Telecom. Celulares C. A.	k)	5,557	-	-	4,721	-	-
Telefónica Moviles Panama	k)	638	-	-	737	-	-
Telefonica Global Roaming	k)	1,755	-	-	1,009	-	-
Telefônica Digital España	o)	44,166	-	-	35,347	-	-
Telefônica Learning Services Brasil	r)	15,468	-	-	16,328	-	-
Telefônica Factoring do Brasil	s)	267	232	-	-	6,154	-
Fundação Telefônica	t)	-	51	-	-	52	-
Companhia AIX de Participações	u)	1,835	-	-	1,835	-	-
Telefónica Compras Electrónicas	v)	20,510	-	-	24,196	-	-
Telefônica On The Spot Soluções Digitais Brasil	w)	2,568	-	-	2,950	-	-
Other	h) / k)	1,998	-	29	7,800	-	29
		344,780	10,643	2,275	378,895	25,157	1,909
Total		347,727	11,434	2,275	381,240	110,449	1,909

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

		Income statement
Companies	Type of transaction	1st quarter of 2017	1st quarter of 2016
Parent Companies
SP Telecomunicações Participações	d) / l)	20	-
Telefónica LatinoAmerica Holding	d) / l) / o)	6,574	25,899
Telefónica	l) / m) / n)	(79,542)	(78,160)
		(72,948)	(52,261)
Other Group companies
Telefónica Global Technology, S.A.U.	e) / l)	(1,198)	(7,692)
Telefónica International Wholesale Services Espanha	f) / j) / k)	693	(12,394)
Telefônica Inteligência e Segurança Brasil	a) / c) / d) / l)	(5,359)	(6,289)
Media Networks Brasil Soluções Digitais	a) / d) / f)	(8,705)	5
Telxius Cable Brasil	a) / d) / f) / k / l) / p)	(52,926)	(69,579)
Telefônica Serviços Empresariais do Brasil	a) / d) / g) / l) / p)	(1,053)	211
Terra Networks Brasil	a) / d) / i) / l)	(44)	(6,238)
Fundação Telefônica	a) / d) / l) t)	(3,470)	(3,264)
Telefônica Factoring do Brasil	a) / d) / s)	67	42
Telefônica On The Spot Soluções Digitais Brasil	a) / d) / w)	(1,678)	(547)
T. Learning Services Brasil	a) / r)	(11,368)	(10,056)
Companhia AIX de Participações	a) / u)	(5,492)	(4,792)
Media Networks Latina America SAC	b)	(2,388)	7,659
Telxius Torres Brasil	d) / p) / h)	(27,567)	-
Telefónica USA	f) / j)	(2,562)	(1,074)
Telefónica Moviles España	k)	(476)	(1,886)
Telefónica Moviles Argentina	k)	5,045	(264)
Telefónica Moviles Chile	k)	218	19
Pegaso PCS	k)	(308)	(2,238)
Telefonica Global Roaming	k)	(745)	(996)
Telefónica Moviles Uruguay	k)	(395)	(486)
Telefonica UK LTD.(O2 UK LTD)	k)	(94)	(635)
T.O2 Germany GMBH CO. OHG	k)	(1,060)	(1,763)
Telcel Telecom. Celulares C. A.	k)	(1,029)	(10)
Telefónica Moviles Panama	k)	(31)	(413)
Colombia Telecomunicaciones S.A. ESP	k)	124	(1,074)
Telefônica Digital España	l) / o)	(16,669)	(7,092)
Telefónica Compras Electrónicas	v)	(6,924)	(16,626)
Other	a) / d) / f) / h) / k) / l) / p) / w)	259	(534)
Total		(145,135)	(148,006)
		(218,083)	(200,267)

Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers were R$4,786 and R$9,402 for the quarters ended March 31, 2017 and 2016 respectively. Of this amount, R$2,865 (R$5,756 on March 31, 2016) corresponds to salaries, benefits and social charges and R$1,921 (R$3,646 on March 31, 2016) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 23).

For the quarters ended March 31, 2017 and 2016, our Directors and Officers did not receive any pension, retirement or similar benefits.

28)  SHARE-BASED PAYMENT PLANS

Telefónica, as the Company's parent company, has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, including Telefônica Brasil and the latter's subsidiaries.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

The fair value of these options is estimated on the grant date, based on a binomial pricing model reflecting terms and conditions of instruments granted.

The Company and its subsidiaries reimburse Telefónica for the amount of the fair value of the benefits granted to management and employees on the grant date.

The main plans in force on March 31, 2017 and December 31, 2016 were: (i) Performance & Investment Plan (“PIP”) to reward senior management's global commitment; (ii) Talent for the Future Share Plan (“TFSP”) to reward the global commitment,; e (iii) Global Employee Share Plan (“GESP”) to employees.

The details of these plans are the same as in Note 31) Share-Based Payment Plans, as disclosed in the financial statements for the fiscal year ended December 31, 2016.

At March 31, 2017, the share price of Telefónica shares was 10.4850 euros and the plans were positioned as follows:

Plans	Cycles	Number of shares (1)	Final Date
PIP	4th cycle - October 1, 2014	357,039	September 30, 2017
PIP	5th cycle - October 1, 2015	539,889	September 30, 2018
TFSP	1st cycle - October 1, 2014	57,000	September 30, 2017
TFSP	2nd cycle - October 1, 2015	88,000	September 30, 2018

(1)   For the PIP, it includes the initial quantities and co-investment and for the TFSP only the initial quantities.

The expenses of the Company and its subsidiaries with the compensation plans based on actions described above, where applicable, are recorded as personnel expenses, divided in groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 23), corresponding to R$5,746 and R$4,025 for the quarters ended March 31, 2017 and 2016 respectively.

29)  PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
PREV	Hybrid	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, TData and TGLog

The details of these plans are the same as in Note 32) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the fiscal year ended December 31, 2016.

Consolidated balances of both underfunded and surplus plans are shown below:

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12/31/15	8,724	(85,343)	(76,619)
Current service cost	(718)	(675)	(1,393)
Net interest on net defined benefit liabilities/assets	325	(2,391)	(2,066)
Contributions and benefits paid by the employers	726	5,505	6,231
Balances at 03/31/16	9,057	(82,904)	(73,847)
Current service cost	(2,156)	(2,023)	(4,179)
Net interest on net defined benefit liabilities/assets	977	(7,175)	(6,198)
Contributions and benefits paid by the employers	1,332	1,030	2,362
Effects on comprehensive income	(169)	(236,598)	(236,767)
Balances at 12/31/16	9,041	(327,670)	(318,629)
Current service cost	(767)	(1,738)	(2,505)
Net interest on net defined benefit liabilities/assets	284	(8,916)	(8,632)
Contributions and benefits paid by the employers	689	2,747	3,436
Balances at 03/31/17	9,247	(335,577)	(326,330)

Of the surplus amounts shown in the table above, the Company recognized consolidated amounts of R$9,039 and R$8,838 at March 31, 2017 and December 31, 2016, respectively (Note 9).

30)  FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracts at the Company are mainly intended to hedge against foreign exchange risk arising from assets and liabilities in foreign currency, against risk of inflation of its debentures and lease indexed to the IPCA and against the risk of changes in TJLP of a portion of debt with BNDES. There are no, derivative financial instruments for speculative purposes and possible currency risks are hedged.

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

The Company calculates the effectiveness of the derivative contracts to hedge its financial liabilities and cash flows in foreign currency at the beginning of the operation and on an ongoing basis. At March 31, 2017 and December 31, 2016, the derivative instruments were effective for the hedged items.

As long as these derivatives contracts qualify for hedge accounting, the risk covered may also be adjusted to fair value, offsetting the result of derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

At March 31, 2017 and December 31, 2016, the Company held no embedded derivatives contracts.

Derivatives contracts includes specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the early settlement thereof.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves discounting these flows to present value using market DI rates for swaps announced by B3.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

The market values of foreign-exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

	Company / Consolidated
					Accumulated effects from fair value
	Notional Value		Net position at fair value		Amount receivable (payable)
Description	03/31/17	03/31/16	03/31/17	03/31/16	03/31/17	03/31/16
Long position	2,571,418	2,739,524	2,495,887	2,836,207	200,039	212,993

Foreign Currency	1,523,236	1,522,598	1,456,237	1,599,378	141,311	158,762
US$ (1) (2)	687,103	742,137	655,391	730,490	62,945	73,833
EUR (2)	22,172	70,064	22,167	66,959	-	-
LIBOR US$ (1)	692,444	710,397	747,857	801,929	74,390	84,929
NDF US$ (7)	27,004	-	26,964	-	118	-
Options US$ (7)	94,513	-	3,858	-	3,858	-

Floating rate	836,051	898,324	722,615	800,097	35,079	31,987
CDI (1) (2)	254,883	254,883	114,345	138,710	841	3,979
TJLP (4)	581,168	643,441	608,270	661,387	34,238	28,008

Inflation rates	212,131	318,602	317,035	436,732	23,649	22,244
IPCA (3) (5)	181,867	192,318	276,188	269,817	22,949	17,998
IGPM (6)	30,264	126,284	40,847	166,915	700	4,246

Short position	(2,383,707)	(2,573,351)	(2,518,203)	(2,807,830)	(222,355)	(184,616)

Floating rate	(49,176)	-	-	-	-	-
NDF US$ (7)	(27,004)	-	-	-	-	-
Options US$ (7)	(22,172)	-	-	-	-	-

Floating rate	(2,137,863)	(2,391,882)	(2,246,228)	(2,541,822)	(221,548)	(184,545)
CDI (1) (2) (3) (4) (5) (6)	(2,137,863)	(2,391,882)	(2,246,228)	(2,541,822)	(221,548)	(184,545)

Foreign Currency	(196,668)	(181,469)	(271,975)	(266,008)	(807)	(71)
US$ (2)	(112,886)	(88,710)	(113,194)	(85,356)	(807)	(71)
EUR (1) (2)	-	-	-	-	-	-
LIBOR US$ (1)	(83,782)	(92,759)	(158,781)	(180,652)	-	-

		Long position			200,039	212,993
		Current			75,918	68,943
		Non-current			124,121	144,050

		Short position			(222,355)	(184,616)
		Current			(220,043)	(183,212)
		Non-current			(2,312)	(1,404)
		Amounts receivable, net			(22,316)	28,377

(1) Foreign currency swaps (US$ and LIBOR) x CDI (R$1,241,952) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$1,225,165).

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

(2) Foreign currency swaps (Euro) (R$21,051) and (US$ and CDI x US$) (R$110,517) - maturing through April 11, 2017 to hedge currency risk affecting net amounts payable (carrying amount R$21,055 in euros) and receivables (carrying amount R$110,514 in US$).

(3) IPCA x CDI rate swaps (R$38,904) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$38,934).

(4) TJLP x CDI swaps (R$608,270) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$644,201).

(5) IPCA x CDI swaps (R$239,795) – maturing in 2033 to hedge risk of change in finance lease rate pegged to IPCA (carrying amount R$240,590).

(6) IGPM x CDI swaps (R$40,847) – maturing 2016 through 2018 to hedge IGP-DI variation risk affecting regulatory commitments related to 4G license.

(7)  NDF US$ x R$ and options US$ - term transactions and options contracted with the purpose of protecting the US$ exposure of service contracts.

The table below shows the breakdown of swaps maturing after March 31, 2017:

	Company/Consolidated
	Maturing in
Swap contract	2018	2019	2020	2021 onwards	Amount receivable (payable) at 03/31/17
Foreign currency x CDI	(175,967)	59,683	36,067	-	(80,217)
CDI x Foreign Currency	(196)	(131)	(72)	-	(399)
TJLP x CDI	9,351	16,188	8,699	-	34,238
IPCA x CDI	(1,157)	(55)	8,705	11,893	19,386
IGPM x CDI	-	700	-	-	700
NDF USD x Pré	118	-	-	-	118
Options	3,858	-	-	-	3,858
Total	(163,993)	76,385	53,399	11,893	(22,316)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI, IGPM x CDI and TJLP x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at March 31, 2017 was R$1,593 (R$2,091 at December 31, 2016).

At March 31, 2017 and 2016, the transactions with derivatives generated consolidated negative (net) result of R$49,255 and R$107,931, respectively (Note 25).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 604/09 requires listed companies to comply with CPC 40 Financial Instruments: Disclosures (IFRS 7) by disclosing sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivatives financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario the assumption is to keep, on the maturity dates of each of the transaction, what the market had been showing through B3 yield curves (currencies and interest rates), as well as data available at IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for scenarios II and III, as per CVM ruling, risk variables were considered to deteriorate by 25% and 50% respectively.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

Since the Company only holds derivatives to hedge its foreign-currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at March 31, 2017.

Sensitivity analysis - net exposure

Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk US$)	908,363	1,131,996	1,354,311
Debt in US$	Debt (appreciation risk US$)	(908,363)	(1,131,996)	(1,354,311)
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (depreciation risk EUR)	21,060	26,600	32,139
Payables in EUR	Debt (appreciation risk EUR)	(35,921)	(44,901)	(53,881)
Receivables in EUR	Debt (depreciation risk EUR)	14,870	18,588	22,305
	Net Exposure	9	287	563

Hedge (short position)	Derivatives (depreciation risk US$)	(111,559)	(139,449)	(167,339)
Payables in US$	Debt (appreciation risk US$)	(13,502)	(16,877)	(20,253)
Receivables in US$	Debt (depreciation risk US$)	124,019	155,024	186,029
	Net Exposure	(1,042)	(1,302)	(1,563)

Hedge (long position)	Derivatives (risk of decrease in IPCA)	277,608	255,753	236,633
Debt in IPCA	Debt (risk of increase in IPCA)	(381,913)	(360,040)	(340,902)
	Net Exposure	(104,305)	(104,287)	(104,269)

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	40,847	40,360	39,885
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(137,065)	(137,065)	(137,065)
	Net Exposure	(96,218)	(96,705)	(97,180)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	317,323	394,885	471,774
Debt in UMBND	Debt (risk of increase in UMBND)	(317,068)	(395,314)	(473,071)
	Net Exposure	255	(429)	(1,297)

Hedge (long position)	Derivatives (risk of decrease in TJLP)	608,270	596,816	585,834
Debt in TJLP	Debt (risk of increase in TJLP)	(1,996,972)	(1,984,876)	(1,973,277)
	Net Exposure	(1,388,702)	(1,388,060)	(1,387,443)

Hedge (long position)	Derivatives (risk of decrease in US$)	121,517	147,109	153,860
OPex in US$	OPex (risk of increase in US$)	(121,517)	(151,897)	(182,276)
	Net Exposure	-	(4,788)	(28,416)

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	89,292	117,847	146,392
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(277,608)	(255,753)	(236,633)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(40,847)	(40,360)	(39,885)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(317,323)	(394,885)	(471,774)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(608,270)	(596,816)	(585,834)
Hedge US$ (short position)	Derivatives (risk of increase in CDI)	(908,363)	(1,131,996)	(1,354,311)
	Net Exposure	(2,063,119)	(2,301,964)	(2,542,045)

Total net exposure in each scenario		(3,653,122)	(3,897,248)	(4,161,650)

Net effect on changes in current fair value		-	(244,126)	(508,528)

The assumptions used by the Company for the sensitivity analysis at March 31, 2017 were as follows:

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

Sensitivity analysis assumptions

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.1684	3.9605	4.7526
EUR	3.3851	4.2314	5.0777
JPY	0.0284	0.0356	0.0427
IPCA	4.52%	5.65%	6.78%
IGPM	4.86%	6.07%	7.28%
IGP-DI	4.74%	5.92%	7.11%
UMBND	0.0610	0.0763	0.0915
URTJLP	2.0168	2.5210	3.0251
CDI	12.13%	15.16%	18.20%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedge for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at March 31, 2017, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values. At March 13, 2017 and December 31, 2016, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair value of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which significant lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

The following tables show the composition of financial assets and liabilities at March 31, 2017 and December 31, 2016. During the periods shown in the tables below, there were no transfers between fair value measurements of level 3 and level 1 and 2.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		03/31/17	12/31/16	03/31/17	12/31/16
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		5,543,344	4,675,627	5,543,344	4,675,627
Trade accounts receivable, net (Note 4)	Loans and receivables		8,249,786	8,282,685	8,249,786	8,282,685
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	2,630	3,979	2,630	3,979
Derivative transactions (Note 30)	Hedges (economic)	Level 2	73,288	64,964	73,288	64,964

Non-current
Short-term investments pledged as collateral	Amortized cost		82,246	78,153	82,246	78,153
Trade accounts receivable, net (Note 4)	Loans and receivables		185,516	200,537	185,516	200,537
Derivative transactions (Note 30)	Hedges (economic)	Level 2	124,121	144,050	124,121	144,050
Total financial assets			14,260,931	13,449,995	14,260,931	13,449,995

Financial Liabilities
Current
Trade accounts payable, net (Note 14)	Amortized cost		6,788,816	7,539,395	6,788,816	7,539,395
Loans, financing and finance lease (Note 19)	Amortized cost		630,918	1,256,147	743,275	1,363,539
Loans, financing and finance lease (Note 19)	Measured at fair value through profit or loss	Level 2	1,699,454	1,286,828	1,171,468	1,307,310
Debentures (Note 19)	Amortized cost		2,124,023	2,120,197	2,165,599	2,242,291
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	690	307	1,449	1,412
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	2,678	4,111	2,678	4,111
Derivative transactions (Note 30)	Hedges (economic)	Level 2	217,365	179,101	217,365	179,101

Non-current
Trade accounts payable, net (Note 14)	Amortized cost		72,231	71,907	72,231	71,907
Loans, financing and finance lease (Note 19)	Amortized cost		1,703,306	1,837,077	1,593,425	1,668,524
Loans, financing and finance lease (Note 19)	Measured at fair value through profit or loss	Level 2	807,529	874,982	759,682	822,818
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	424,302	414,733	424,302	414,733
Debentures (Note 19)	Amortized cost		3,394,402	1,396,813	3,165,151	1,260,814
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	38,244	36,990	35,901	34,124
Derivative transactions (Note 30)	Hedges (economic)	Level 2	2,312	1,404	2,312	1,404
Total financial liabilities			17,906,270	17,019,992	17,143,654	16,911,483

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		03/31/17	12/31/16	03/31/17	12/31/16
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		6,285,004	5,105,110	6,285,004	5,105,110
Trade accounts receivable, net (Note 4)	Loans and receivables		8,524,033	8,701,688	8,524,033	8,701,688
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	2,630	3,979	2,630	3,979
Derivative transactions (Note 30)	Hedges (economic)	Level 2	73,288	64,964	73,288	64,964

Non-current
Short-term investments pledged as collateral	Amortized cost		82,268	78,166	82,268	78,166
Trade accounts receivable, net (Note 4)	Loans and receivables		283,506	305,411	283,506	305,411
Derivative transactions (Note 30)	Hedges (economic)	Level 2	124,121	144,050	124,121	144,050
Total financial assets			15,374,850	14,403,368	15,374,850	14,403,368

Financial Liabilities
Current
Trade accounts payable (Note 14)	Amortized cost		6,849,055	7,611,246	6,849,055	7,611,246
Loans, financing and finance lease (Note 19)	Amortized cost		630,918	1,256,147	743,275	1,363,539
Loans, financing and finance lease (Note 19)	Measured at fair value through profit or loss	Level 2	1,699,454	1,286,828	1,171,468	1,307,310
Debentures (Note 19)	Amortized cost		2,124,023	2,120,197	2,165,599	2,242,291
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	690	307	1,449	1,412
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	2,678	4,111	2,678	4,111
Derivative transactions (Note 30)	Hedges (economic)	Level 2	217,365	179,101	217,365	179,101

Non-current
Trade accounts payable (Note 14)	Amortized cost		72,231	71,907	72,231	71,907
Loans, financing and finance lease (Note 19)	Amortized cost		1,703,306	1,837,077	1,593,425	1,668,524
Loans, financing and finance lease (Note 19)	Measured at fair value through profit or loss	Level 2	807,529	874,982	759,682	822,818
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	424,302	414,733	424,302	414,733
Debentures (Note 19)	Amortized cost		3,394,402	1,396,813	3,165,151	1,260,814
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	38,244	36,990	35,901	34,124
Derivative transactions (Note 30)	Hedges (economic)	Level 2	2,312	1,404	2,312	1,404
Total financial liabilities			17,966,509	17,091,843	17,203,893	16,983,334

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, raise new loans, issue debentures and contract derivatives. For the quarter ended March 31, 2017, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances referring to loans, financing, debentures, finance lease, contingent consideration and transactions with derivatives, less cash and cash equivalents and short-term investments to secure BNB financing.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

	Consolidated
	03.12.17	12.31.16
Cash and cash equivalents	6,285,004	5,105,110
Loans, financing, debentures, financial lease and contingent consideration	(10,822,868)	(9,224,074)
Derivative transactions, net	(22,316)	28,377
Short-term investment pledged as collateral	11,097	10,773
Net debt	4,549,083	4,079,814
Net equity	69,781,459	69,244,419
Net debt-to-equity ratio	6.52%	5.89%

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At March 31, 2017, 11.3% of financial debt was foreign-currency denominated (14.0% at December 31, 2016). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$1,225,165 and R$1,287,864 at March 31, 2017 and December 31, 2016, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for non-financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange-rate variation of non-financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$34,881 thousand receivable and €6,219 thousand payable by March 31, 2017 and US$17,293 thousand and €5,695 thousand payable by December 31, 2016) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the Long-Term Interest Rate (TJLP) which is set on a quarterly basis by the National Monetary Council. During the year 2016 and for the quarter ended March 31, 2017, the TJLP was 7.5%.

Inflation risk arises from the Minas Comunica debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their cash equivalents of R$6,171,774 at March 31, 2017 (R$4,906,741 at December 31, 2016), mostly in short-term CDI-based financial investments (Bank Deposit Certificates). The carrying amounts of these instruments approach their fair values, since they may be redeemed in short term.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company structure the maturity dates of non-derivative financial contracts, as shown in Note 19, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company cash flow and liquidity and those of its subsidiaries are managed on a daily basis by the departments in charge to ensure that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

Below, we summarize the maturity profile of our consolidated financial liabilities as set forth in loan agreements:

At 03.31.17	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 14)	6,849,055	-	-	72,231	6,921,286
Loans, financing and finance lease (Note 19)	2,330,372	1,010,050	1,144,848	355,937	4,841,207
Contingent consideration (Note 19)	-	-	-	424,302	424,302
Debentures (Note 19)	2,124,713	1,357,205	2,075,441	-	5,557,359
Derivative transactions (Note 30)	220,043	863	28	1,421	222,355
Total	11,524,183	2,368,118	3,220,317	853,891	17,966,509

At 12.31.16	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 14)	7,611,246	-	-	71,907	7,683,153
Loans, financing and finance lease (Note 19)	2,542,975	1,129,939	1,326,269	255,851	5,255,034
Contingent consideration (Note 19)	-	-	-	414,733	414,733
Debentures (Note 19)	2,120,504	1,355,683	78,120	-	3,554,307
Derivative transactions (Note 30)	183,212	1,185	97	122	184,616
Total	12,457,937	2,486,807	1,404,486	742,613	17,091,843

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services, and limits bad-debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first tier financial institutions as per current credit policies of financial counterparties.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

d.5) Social and Environmental Risks

Our operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If we fail to meet present and future requirements, or to identify and manage new or existing contamination, we will incur in significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve our facilities or change our processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on our business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000,000 (fifty million reais).

From the social point of view, we are exposed to contingent liabilities due to the fact that our structure provides for the hiring of outsourced service providers. These potential liabilities may involve labor claims by service providers which are treated as direct employees and claim joint liability resulting from overtime and occupational accidents. If we obtain unfavorable decision with respect to a significant portion of these contingencies and if we have not recognized a provision for these risks, our financial position and results of operations may be adversely affected. In addition, if the labor authorities consider that outsourcing services involves core activities of the company, this could be considered employment relationship, which would significantly increase our costs and therefore subject the Company to administrative and judicial proceedings and payment of fines to third parties.

d.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica corporate program guidelines.

At March 31, 2017, maximum limits of claims (established pursuant to the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$1,033,944 for operational risks (with loss of profit) and R$75,000 for general civil liability.

d.7) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law nº 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

In connection with the above-mentioned policies, the Company is currently conducting an internal investigation - which is part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the abovementioned laws and regulations.  The Company is in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues.  It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2017

(In thousands of Reais, unless otherwise stated)

31)  COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At March 31, 2017, the total amounts corresponding to the full period of the contracts were as follows:

	Company	Consolidated
Up to 1 year	2,121,686	2,122,252
From 1 to 5 years	7,501,600	7,504,265
Over five years	6,187,205	6,187,785
Total	15,810,491	15,814,302

32) ADDITIONAL INFORMATION ON CASH FLOWS

The main transactions of investments and financing that do not involve cash are as follows:

	Company / Consolidated
	03.31.17	03.31.16
Acquisition of assets through financial leases	2,163	2,675
Total	2,163	2,675

33) SUBSEQUENT EVENTS

a) Interim interest on equity decided by the Company

On April 26, 2017, the Company's Ordinary General Meeting approved the allocation of proposed additional dividends for 2016, not yet distributed, amounting of R$1,913,987, equivalent to R$1.06295487664 and R$1.16925036430 for common and preferred shares, respectively, to the holders of common and preferred shares that were registered in the Company's records at the end of the day of the Ordinary General Meeting. The amount will be paid until the end of the year 2017, at a date to be defined by the Board of Executive Officers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 16, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director